EXHIBIT 99.1

VERMILION ENERGY

EXHIBIT 99.1

2015

ANNUAL INFORMATION FORM

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

DEFINED PRODUCTION GROWTH | RELIABLE & GROWING DIVIDENDS

FOR THE YEAR ENDED DECEMBER 31, 2015
DATED MARCH 4, 2016

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

TABLE OF CONTENTS

GLOSSARY OF TERMS	4
Conventions	6
Abbreviations	6
Conversion	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	7
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	8
Contingent Resources	8
NON-GAAP MEASURES	8
VERMILION ENERGY inc.	9
General	9
Organizational Structure of the Company	9
Summary Description of the Business	11
Three Year History of Vermilion	11
NARRATIVE DESCRIPTION OF THE BUSINESS	13
Business Objectives	13
Description of Properties	13
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	16
Reserves and Future Net Revenue	16
Reconciliations of Changes in Reserves	23
Undeveloped Reserves	32
Timing of Initial Undeveloped Reserves Assignment	32
Future Development Costs	33
Oil and Gas Properties and Wells	34
Costs Incurred	35
Acreage	35
Exploration and Development Activities	36
Properties with No Attributed Reserves	37
Tax Information	37
Production Estimates	38
Production History	39
Marketing	42
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.	44
Management	44
Common Shares	46
Cash Dividends	47
Premium Dividend and Reinvestment Plan	47
Shareholder Rights Plan	49
AUDIT COMMITTEE MATTERS	53
Audit Committee Charter	53
Composition of the Audit Committee	53
External Audit Service Fees	53
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	54
CREDIT RATINGs	54
Vermilion Rating	55
CONFLICTS OF INTEREST	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
LEGAL PROCEEDINGS	55
MATERIAL CONTRACTS	55
INTERESTS OF EXPERTS	55
TRANSFER AGENT AND REGISTRAR	55

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

RISK FACTORS	56
Reserve Estimates	56
Uncertainty of Contingent Resource Estimates	56
Volatility of Oil and Natural Gas Prices	56
Changes in Legislation	56
Government Regulations	57
Competition	57
Operational Matters	57
Environmental Concerns	58
Kyoto Protocol and Carbon Tax	58
Discretionary Nature of Dividends	58
Debt Service	59
Changes in Income Tax Laws	59
Depletion of Reserves	59
Net Asset Value	59
Volatility of Market Price of Common Shares	59
Variations in Interest Rates and Foreign Exchange Rates	59
Increase in Operating Costs or Decline in Production Level	60
Acquisition Assumptions	60
Failure to Realize Anticipated Benefits of Prior Acquisitions	60
Additional Financing	60
Potential Conflicts of Interest	60
Accounting Adjustments	60
Market Accessibility	61
ADDITIONAL INFORMATION	61

APPENDIX A
CONTINGENT RESOURCES	62

APPENDIX B
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)	65
REPORT ON contingent resources DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (form 51-101F2)	66

APPENDIX C
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (FORM 51-101F3)	67

APPENDIX D
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	68

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“2003 Arrangement” means the plan of arrangement under the ABCA involving the Trust, Vermilion Resources Ltd., Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

“AIF” means Annual Information Form;

“affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“board of directors” or “board” means the board of directors of Vermilion;

“CGUs” means cash generating units and based on management’s judgement, represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties;

“common shares” means a common share in the capital of the Company;

“contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure;

“Depletion units” means groups of assets or properties that are within a specific production area and have similar economic lives. Depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion;

“dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share;

“Dividend Payment Date” means any date that Dividends are paid to Shareholders, generally being the 15th day of the calendar month following the determination of a Dividend Record Date;

“Dividend Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Company;

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

“GLJ Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 8, 2016 and effective December 31, 2015;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

“Meeting” means the annual meeting of Shareholders of the Company to be held on May 6, 2016 (or, if adjourned, such other date on which the meeting is held);

“NYSE” means New York Stock Exchange;

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

“PNG” means Petroleum and Natural Gas properties and equipment;

“PRRT” means Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia;

“Plan” means the Premium DividendTM and Dividend Reinvestment Plan of the Company dated effective February 27, 2015, as amended or supplemented from time to time;

“Rights Plan” means the Shareholder Rights Plan of the Company;

“Senior Unsecured Notes” means the $225 million aggregate principal amount of five year senior unsecured notes of the Company issued February 10, 2011;

“Shareholders” means holders from time to time of the Company’s common shares;

“Shareholder Rights Plan Agreement” means the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada establishing the Rights Plan, as amended and restated as of May 1, 2013 and as amended or supplemented from time to time;

“subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“TSX” means the Toronto Stock Exchange;

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement;

“Trust Unit” means units in the capital of the Trust;

“Unitholders” means former unitholders of the Trust;

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated; and

“VRL” means Vermilion Resources Ltd., previously a subsidiary of the corporation.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with IFRS.

Abbreviations

Oil and Natural Gas Liquids
bbl	barrel
Mbbl	thousand barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent
M$	thousand dollars
MM$	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
TTF	the day-ahead price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility Virtual
Trading Point operated by Dutch TSO Gas Transport Services
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point
Virtual Trading Point operated by National Grid

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of contingent resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form is derived from the GLJ Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion’s contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	Shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the contingent resources described exists in the quantities predicted or estimated and that the contingent resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein. Management of the Company believes these non-GAAP measures are a useful tool in analyzing operating performance. These measures do not have standardized meanings prescribed by GAAP and are not disclosed in Vermilion’s audited consolidated financial statements and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash dividends per share” represents actual cash dividends paid per share by the Company during the relevant periods.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

VERMILION ENERGY INC.

General

Vermilion Energy Inc. is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010. Pursuant to the Conversion Arrangement, Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of VRL received 1.89344 common shares for each exchangeable share held.

References to “Vermilion” prior to the date of the Conversion Arrangement are generally references to the consolidated business enterprise of the Trust prior to the date of the Conversion Arrangement, whose business the Company is a successor to as a result of the Conversion Arrangement, as accounted for by “continuity-of-interest” accounting.

Vermilion Energy Inc. was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement.  The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

Organizational Structure of the Company

The following diagram describes the intercorporate relationships among the Company and each of its material subsidiaries, where each principal subsidiary was incorporated or formed and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned directly or indirectly by Vermilion. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Company.

Note:

(1)	Vermilion Energy Ireland Limited is the Irish Branch of a Cayman Islands incorporated company.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Summary Description of the Business

Vermilion Energy Inc.

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France, Ireland, the Netherlands, Germany, Australia and the United States. The Company’s long-term business plan is to expand its portfolio of organic growth opportunities and pursue its strategic plan that targets modest annual average production growth while providing shareholders with a reliable income stream. Vermilion continues to pursue new venture initiatives which target the identification and capture of meaningful conventional and unconventional resource related exploration exposure in North America, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life conventional reserves with low risk development opportunities.

Shareholders receive monthly dividends of the cash flow generated by Vermilion as declared payable by the board of directors of the Company. The Company currently employs a strategy which: (i) provides Shareholders with a competitive annual cash-on-cash yield through monthly cash dividends, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Company through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Shareholders. The Company intends to finance acquisitions through debt financing and, when necessary, the issuance of additional common shares from treasury, while maintaining prudent leverage.

Three Year History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years. None of the acquisitions described below constituted a “significant acquisition” within the meaning of applicable securities laws.

In order to consolidate its Canadian subsidiaries, on January 1, 2013, Vermilion amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd. Vermilion Energy Inc. was the resulting entity upon completion of the amalgamations. As a result of the forgoing amalgamations, Vermilion Energy Inc. became the managing partner of Vermilion Resources.

On October 11, 2013, Vermilion announced the completion of the acquisition from Northern Petroleum Plc. of 100% of the shares of its subsidiary Northern Petroleum Nederland B.V. ("NPN") for approximately $27.5 million with an effective date of January 1, 2013. The acquisition included interests in nine concessions, including six onshore licences in production or development, three onshore exploration licenses, and one offshore production license ("P12") in the Netherlands (the "Assets"). Four licenses are located in the northeastern region, in close proximity to Vermilion's existing concessions and the remaining five onshore licenses are located in the southwestern region of the Netherlands. Vermilion assumed operatorship of all the acquired Assets following closing of the Acquisition, with the exception of the offshore license P12 in which Vermilion holds a 23.6% non-operated interest. The Assets cover approximately 298,500 net acres, of which approximately 98 percent is undeveloped.

On November 6, 2013, Vermilion announced that it had entered into a purchase and sale agreement with GDF SUEZ E&P Deutschland GmbH (“GDF SUEZ”), (an affiliate of GDF SUEZ S.A., a publicly traded, French multinational utility) whereby Vermilion, through a wholly-owned subsidiary, agreed to acquire GDF SUEZ’s 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. The acquisition from GDF SUEZ was completed in February 2014, and was funded with cash balances on hand.

On November 7, 2013, Vermilion announced that the board of directors approved a 7.5% increase to its monthly dividend to $0.215 per share from $0.20 per share. The increase became effective for the January 2014 dividend payable on February 18, 2014. This marked the third increase to Vermilion’s monthly dividend, and the second annual increase.

In Q1 2014, Vermilion was awarded the Ijsselmuiden exploration concession in the Netherlands, which consists of approximately 66,300 net undeveloped acres (60% working interest).

In May 2014, we executed the Battonya South concession in Hungary with the Hungarian Ministry of National Development. The concession consists of 116,000 gross acres located in the southern part of Hungary.  The term of the concession is for 20 years, subject to continuation of development in a manner acceptable to both parties.

In early 2014, we informed the Moroccan government of our intention to relinquish our rights to the Haouz block in central Morocco.  Based on our evaluation of seismic data we concluded that, due to the structural complexity of the block, we would be unable to pursue a definitive appraisal and exploration program that would fit within the constraints of our predetermined new venture capital and risk parameters.  The relinquishment terminates our activities in Morocco after cumulative spending of $0.9 million to evaluate the 2.3 million acre block.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

On April 29, 2014, Vermilion announced the completion of the acquisition of Elkhorn Resources Inc., a private S.E. Saskatchewan producer, for total consideration of approximately $427 million. Total consideration comprised $180 million of cash, the assumption of approximately $42 million of debt, and the issuance of 2.8 million common shares of Vermilion valued at approximately $205 million (based on the closing price per Vermilion common share of $72.50 on the Toronto Stock Exchange on April 29, 2014). The assets consist of high netback, light crude oil producing assets in the Northgate region of southeast Saskatchewan and include approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility.

On May 22, 2014, Vermilion announced the completion of tunnel boring operations beneath Sruwaddacon Bay, related to the Corrib project in Ireland. The tunnel will serve as a conduit for the gas pipeline between the Bellanaboy gas processing facility to the offshore pipeline landing valve at Glengad.

On November 10, 2014, Vermilion announced that it had acquired approximately 68,000 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming for approximately $11.1 million.

On June 3, 2015, Vermilion was conditionally awarded four exploration blocks in northeast Croatia near the Hungarian border, by the Croatian Hydrocarbon Agency. This award remains subject to successful execution of a definitive contract acceptable to both Vermilion and the Government of the Republic of Croatia. The four exploration blocks consist of approximately 2.35 million gross acres with a substantial portion of the acreage located near existing crude oil and natural gas fields. The initial 5-year exploration period consists of two phases with an option to relinquish the blocks following the initial 3-year phase.

On July 27, 2015, Vermilion entered into a significant farm-in agreement in northwest Germany. The farm-in provides Vermilion with participating interest in 19 onshore exploration licenses, comprising approximately 850,000 net undeveloped acres in the North German Basin, in exchange for carrying 50% of the costs associated with the drilling and testing of six net exploration wells over the next five years. The agreement also provides for the transfer to Vermilion of operatorship for the exploration phase and data spanning these lands. The farm-in remains subject to customary conditions and regulatory approvals.

On December 29, 2015 Vermilion announced that Shell E&P Ireland Limited ("Shell"), operator of the Corrib project, received the final remaining consent required for production from the office of Ireland's Minister for Communications, Energy and Natural Resources. Following this, on December 30, 2015 natural gas began to flow from the Corrib gas project in Ireland.

As at January 31, 2016, Vermilion had 516 full time employees of which 188 employees were located in its Calgary head office, 57 employees in its Canadian field offices, 156 employees in France, 63 employees in the Netherlands, 34 employees in Australia, 9 employees in the United States, 8 employees in Germany and 1 employee in Hungary.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Objectives

Vermilion is an oil-leveraged energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. The Company’s long-term business model targets annual organic production growth while providing shareholders with a reliable income stream. Vermilion is targeting growth in production primarily through the exploitation of light crude oil and liquids-rich natural gas conventional resource plays in Western Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs targeting oil in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion continues to pursue new venture initiatives which target the identification and capture of meaningful conventional and unconventional resource related development and exploration exposure in North America, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long-life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Company's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. We manage our business through our Calgary head office and our international business unit offices.

•	Canada business unit: Relates to our assets in Alberta and Saskatchewan.
•	France business unit: Relates to our operations in France in the Paris and Aquitaine basins.
•	Netherlands business unit: Relates to our operations in the Netherlands.
•	Germany business unit: Relates to our 25% contractual participation interest in a four-partner consortium in Germany.
•	Ireland business unit: Relates to our 18.5% non-operated interest in the offshore Corrib natural gas field.
•	Australia business unit: Relates to operations on the Wandoo offshore crude oil field.
•	United States business unit: Relates to our operations in Wyoming in the Powder River Basin.
•	Corporate: Includes expenditures related to our global hedging program, financing expenses, and general and administration expenses, primarily incurred in Canada and not directly related to the operations of a specific business unit.

The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2015, based on forecast costs and price assumptions as evaluated in the GLJ Report.

Canada Business Unit

Vermilion’s production in Canada is located primarily in three areas of Alberta: Drayton Valley, Slave Lake and Central Alberta and the Northgate Region of southeast Saskatchewan. Vermilion's main gas producing areas are Drayton Valley and Central Alberta, while Northgate, Slave Lake and the Cardium light crude oil play in Drayton Valley are the main oil producing areas.

Vermilion holds 71% working interest in 460,400 (326,500 net) acres of developed land, and 88% working interest in 609,100 (537,000 net) acres of undeveloped land. Vermilion had 654 (464 net) producing natural gas wells and 626 (453 net) producing oil wells in Canada as at December 31, 2015.

Vermilion owns and operates three natural gas plants and has an ownership interest in seven additional plants, resulting in combined gross processing capacity of over 80 MMcf/d. In addition, Vermilion has capacity of over 25,000 bbl/d of oil in eleven operated oil batteries including a 15,000 bbl/d oil battery that handles Cardium production (which commenced operations August 1, 2011).

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Risks and uncertainties associated with weather conditions can shorten the winter drilling season and can impact the spring and summer drilling programs, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2015, production in Canada averaged approximately 71.6 MMcf/d of natural gas and 13,658 bbl/d of light crude oil, medium crude oil and NGLs. Sales of natural gas in 2015 were approximately $72.7 million (2014 - $92.1 million) and sales from light crude oil, medium crude oil and NGLs were approximately $247.3 million (2014 - $445.7 million).

The GLJ Report assigned 71,163 Mboe of total proved reserves and 121,717 Mboe of proved plus probable reserves to Vermilion's properties located in Canada.

France Business Unit

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The two major fields in the Paris Basin area are Champotran and Chaunoy. The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates 13 oil batteries and 12 single well batteries with current throughput of more than 12,000 bbl/d. Given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds 96% working interest in 218,100 (208,900 net) acres of developed land and 100% working interest in 374,600 (374,600 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 342 (337 net) producing oil wells and three (three net) producing gas wells in France as at December 31, 2015.

Risks and uncertainties associated with well approvals can impact the drilling programs, potentially resulting in delays or reduced production.

For a discussion of the competitive conditions affecting Vermilion business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2015, production in France averaged approximately 12,267 bbl/d of light crude oil and medium crude oil and 1.0 MMcf/d of natural gas. Sales from light crude oil and medium crude oil in 2015 were approximately $280.5 million (2014 - $431.3 million) and sales of natural gas were approximately $0.9 million (due to the closure of a third party facility, there were no sales of natural gas in 2014).

The GLJ Report assigned 42,027 Mboe of total proved reserves and 63,612 Mboe of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Business Unit

Vermilion's Netherlands assets consist of 24 onshore concessions and two offshore concessions. Production consists solely of natural gas with a small amount of related condensate. Vermilion’s total position in the Netherlands covers 1,492,500 (814,600 net) acres at an average 55% working interest, of which 95% is undeveloped, and 52 (35 net) producing gas wells as at December 31, 2015.

Risks and uncertainties associated with drilling and production permits can impact drilling programs and production timing, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2015, Vermilion's production in the Netherlands averaged 99 bbl/d of NGLs and 44.8 MMcf/d of natural gas. Sales in 2015 of natural gas were approximately $127.3 million (2014 - $121.2 million) and sales from NGLs were approximately $1.8 million (2014 - $2.6 million).

The GLJ Report assigned 8,122 Mboe of total proved reserves and 16,320 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

Germany Business Unit

Vermilion’s Germany assets consist of 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. Vermilion also holds a 0.4% equity interest in Erdgas Munster GmbH ("EGM"), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany. This transportation interest allows for our proportionate share of produced volumes to be processed, blended, and transported to designated gas consumers through the EGM network of approximately 2,000 kilometres of pipeline. Vermilion’s interest in Germany includes 31,400 (7,800 net) developed acres, 285,300 (153,400 net) undeveloped acres, and 15 (four net) producing gas wells as at December 31, 2015.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

For the year ended December 31, 2015, production in Germany averaged approximately 15.8 MMcf/d of natural gas. Sales of natural gas in 2015 were approximately $41.4 million (2014 - $42.0 million).

The GLJ Report assigned 5,250 Mboe of total proved reserves and 8,250 Mboe of proved plus probable reserves to Vermilion's properties located in Germany.

Ireland Business Unit

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Vermilion acquired its 18.5% working interest in the project on July 30, 2009, comprised of six offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling commenced on December 16, 2012. On May 22, 2014, Vermilion announced the completion of tunnel boring operations. On September 1, 2015, the project operator, Shell E&P Ireland Limited, declared the project operationally ready for service. With the final regulatory consent received on December 29, 2015, gas began to flow from the Corrib project on December 30, 2015. Production from Corrib is expected to rise over a period of approximately six months to a peak rate of approximately 58 MMcf (9,700 boe/d) net to Vermilion.

The GLJ Report assigned 17,637 Mboe of total proved reserves and 25,538 Mboe of proved plus probable reserves to Vermilion's property located in Ireland.

Australia Business Unit

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current producing capacity of 162,000 bbl/d of total fluid. Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,600 acres and 18 (18 net) motherbores as at December 31, 2015.

Western Australia’s northwest shelf is subject to seasonal disruptions caused by cyclones. During cyclone season (December to March) the Company may have to reduce production rates at its offshore facilities as a result of the inability to offload to tankers due to bad weather. Cyclones may also cause production shut-ins due to the evacuation of staff or damage to equipment on the platform.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2015, Vermilion's production in Australia averaged 6,454 bbl/d of light crude oil and medium crude oil. Sales in 2015 from light crude oil and medium crude oil were approximately $162.8 million (2014 - $283.5 million).

The GLJ Report assigned 13,765 Mboe of total proved reserves and 17,465 Mboe of proved plus probable reserves to Vermilion's property located in Australia.

United States Business Unit

Vermilion’s assets in the United States include approximately 102,800 (90,700 net) acres of land in the Powder River basin of northeastern Wyoming, of which 98% is undeveloped. Vermilion had five (four net) producing oil wells in the United States as at December 31, 2015.

For the year ended December 31, 2015, Vermilion’s production in the United States averaged approximately 231 bbl/d of light crude oil and medium crude oil. Sales from light crude oil and medium crude oil in 2015 were approximately $4.3 million (2014 - $1.3 million).

The GLJ Report assigned 2,742 Mboe of total proved reserves and 7,988 Mboe of proved plus probable reserves to Vermilion's properties located in the United States.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 8, 2016 with an effective date of December 31, 2015. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2015 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Germany, Ireland, the Netherlands and United States are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include AGCA.

The following tables may not total due to rounding.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Oil and Gas Reserves - Based on Forecast Prices and Costs (1)

	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved Developed Producing (3) (5) (6)
Australia	11,465	11,465	-	-	-	-	-	-
Canada	13,528	11,785	9	9	10	8	98,840	89,253
France	34,866	32,097	-	-	-	-	7,835	7,309
Germany	-	-	-	-	-	-	20,876	18,148
Ireland	-	-	-	-	-	-	94,976	94,976
Netherlands	-	-	-	-	-	-	29,961	27,236
United States	384	314	-	-	-	-	372	304
Total Proved Developed Producing	60,243	55,661	9	9	10	8	252,860	237,226
	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (3) (5) (6)
Australia	-	-	-	-	-	-	11,465	11,465
Canada	1,942	1,832	3,100	2,883	7,052	5,383	37,913	32,846
France	-	-	-	-	-	-	36,172	33,315
Germany	-	-	-	-	-	-	3,479	3,025
Ireland	-	-	-	-	-	-	15,829	15,829
Netherlands	-	-	-	-	66	60	5,060	4,599
United States	-	-	-	-	59	49	505	414
	1,942	1,832	3,100	2,883	7,177	5,492	110,423	101,493
	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved Developed Non-Producing
Australia	-	-	-	-	-	-	-	-
Canada	1,032	940	-	-	-	-	17,090	14,633
France	1,914	1,754	-	-	-	-	-	-
Germany	-	-	-	-	-	-	8,263	7,157
Ireland	-	-	-	-	-	-	10,845	10,845
Netherlands	-	-	-	-	-	-	18,238	18,238
United States	313	254	-	-	-	-	318	258
Total Proved Developed Non-Producing	3,259	2,948	-	-	-	-	54,754	51,131
	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Non-Producing
Australia	-	-	-	-	-	-	-	-
Canada	-	-	1,743	1,643	692	490	4,863	4,143
France	-	-	-	-	-	-	1,914	1,754
Germany	-	-	-	-	-	-	1,377	1,193
Ireland	-	-	-	-	-	-	1,808	1,808
Netherlands	-	-	-	-	22	22	3,062	3,062
United States	-	-	-	-	51	41	417	338
Total Proved Developed Non-Producing	-	-	1,743	1,643	765	553	13,441	12,298
	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved Undeveloped (3) (8)
Australia	2,300	2,300	-	-	-	-	-	-
Canada	8,411	7,357	-	-	-	-	74,181	68,479
France	3,941	3,693	-	-	-	-	-	-
Germany	-	-	-	-	-	-	2,361	1,684
Ireland	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	-	-	-	-
United States	1,337	1,087	-	-	-	-	1,480	1,204
Total Proved Undeveloped	15,989	14,437	-	-	-	-	78,022	71,367

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Undeveloped
Australia	-	-	-	-	-	-	2,300	2,300
Canada	-	-	3,367	3,114	7,051	5,955	28,387	25,244
France	-	-	-	-	-	-	3,941	3,693
Germany	-	-	-	-	-	-	394	281
Ireland	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	-	-	-	-
United States	-	-	-	-	236	192	1,820	1,480
Total Proved Undeveloped	-	-	3,367	3,114	7,287	6,147	36,842	32,998
	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved (3)
Australia	13,765	13,765	-	-	-	-	-	-
Canada	22,971	20,082	9	9	10	8	190,111	172,365
France	40,721	37,544	-	-	-	-	7,835	7,309
Germany	-	-	-	-	-	-	31,500	26,989
Ireland	-	-	-	-	-	-	105,821	105,821
Netherlands	-	-	-	-	-	-	48,199	45,474
United States	2,034	1,655	-	-	-	-	2,170	1,766
Total Proved	79,491	73,046	9	9	10	8	385,637	359,724
	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved
Australia	-	-	-	-	-	-	13,765	13,765
Canada	1,942	1,832	8,210	7,640	14,795	11,828	71,163	62,233
France	-	-	-	-	-	-	42,027	38,762
Germany	-	-	-	-	-	-	5,250	4,499
Ireland	-	-	-	-	-	-	17,637	17,637
Netherlands	-	-	-	-	88	82	8,122	7,661
United States	-	-	-	-	346	282	2,742	2,232
Total Proved	1,942	1,832	8,210	7,640	15,229	12,192	160,706	146,789
	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Probable (4)
Australia	3,700	3,700	-	-	-	-	-	-
Canada	14,786	12,565	3	3	3	2	132,676	120,460
France	21,325	19,814	-	-	-	-	1,559	1,505
Germany	-	-	-	-	-	-	17,999	14,999
Ireland	-	-	-	-	-	-	47,405	47,405
Netherlands	-	-	-	-	-	-	48,688	43,700
United States	3,818	3,131	-	-	-	-	4,378	3,590
Total Probable	43,629	39,210	3	3	3	2	252,705	231,659

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Probable
Australia	-	-	-	-	-	-	3,700	3,700
Canada	475	447	4,917	4,628	12,751	10,144	50,554	43,637
France	-	-	-	-	-	-	21,585	20,065
Germany	-	-	-	-	-	-	3,000	2,500
Ireland	-	-	-	-	-	-	7,901	7,901
Netherlands	-	-	-	-	83	66	8,198	7,349
United States	-	-	-	-	698	572	5,246	4,301
Total Probable	475	447	4,917	4,628	13,532	10,782	100,184	89,453
	Light Crude Oil & Medium Crude Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)
Proved Plus Probable (3) (4)
Australia	17,465	17,465	-	-	-	-	-	-
Canada	37,757	32,647	12	12	13	10	322,787	292,825
France	62,046	57,358	-	-	-	-	9,394	8,814
Germany	-	-	-	-	-	-	49,499	41,988
Ireland	-	-	-	-	-	-	153,226	153,226
Netherlands	-	-	-	-	-	-	96,887	89,174
United States	5,852	4,786	-	-	-	-	6,548	5,356
Total Proved Plus Probable	123,120	112,256	12	12	13	10	638,342	591,383
	Shale Gas		Coal Bed Methane		Natural Gas Liquids		BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Plus Probable (3) (4)
Australia	-	-	-	-	-	-	17,465	17,465
Canada	2,417	2,279	13,127	12,268	27,546	21,972	121,717	105,870
France	-	-	-	-	-	-	63,612	58,827
Germany	-	-	-	-	-	-	8,250	6,999
Ireland	-	-	-	-	-	-	25,538	25,538
Netherlands	-	-	-	-	171	148	16,320	15,010
United States	-	-	-	-	1,044	854	7,988	6,533
Total Proved Plus Probable	2,417	2,279	13,127	12,268	28,761	22,974	260,890	236,242

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Net Present Value of Future Net Revenue - Based on Forecast Prices and Costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	2,347	129,206	168,558	175,898	171,717	124,988	173,769	178,900	170,295	158,300
Canada	949,037	750,567	619,559	528,638	462,575	949,037	750,567	619,559	528,638	462,575
France	1,798,973	1,255,682	953,329	767,459	643,532	1,517,541	1,074,705	821,780	664,015	557,940
Germany	43,971	38,938	34,820	31,467	28,720	43,971	38,938	34,820	31,467	28,720
Ireland	552,363	501,468	439,666	387,319	345,603	552,363	501,468	439,666	387,319	345,603
Netherlands	83,154	94,117	99,646	102,200	103,013	64,192	75,617	81,576	84,532	85,720
United States	16,290	12,359	9,959	8,387	7,290	16,290	12,359	9,959	8,387	7,290
Total Proved Developed Producing	3,446,135	2,782,337	2,325,537	2,001,368	1,762,450	3,268,382	2,627,423	2,186,260	1,874,653	1,646,148
Proved Developed Non-Producing (2) (4) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	104,042	71,099	54,809	45,013	38,420	104,042	71,099	54,809	45,013	38,420
France	90,457	62,628	45,934	35,314	28,159	58,901	40,465	29,248	22,088	17,265
Germany	25,871	19,029	14,433	11,275	9,044	25,871	19,029	14,433	11,275	9,044
Ireland	92,735	62,194	44,189	32,997	25,688	92,735	62,194	44,189	32,997	25,688
Netherlands	49,823	39,122	30,708	24,196	19,156	41,346	30,978	22,865	16,628	11,839
United States	9,355	5,641	3,488	2,150	1,264	9,355	5,641	3,488	2,150	1,264
Total Proved Developed Non-Producing	372,283	259,713	193,561	150,945	121,731	332,250	229,406	169,032	130,151	103,520
Proved Undeveloped (2) (7)
Australia	90,351	65,761	47,675	34,243	24,141	54,095	38,796	27,698	19,530	13,425
Canada	489,912	322,128	216,629	147,559	100,575	394,990	268,530	185,169	128,464	88,643
France	195,493	141,793	105,874	81,079	63,249	126,807	88,335	62,501	44,867	32,357
Germany	6,456	3,478	1,746	724	117	6,456	3,478	1,746	724	117
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	-	-	-	-	-	-
United States	33,881	15,244	5,265	(415)	(3,816)	33,881	15,244	5,265	(415)	(3,816)
Total Proved Undeveloped	816,093	548,404	377,189	263,190	184,266	616,229	414,383	282,379	193,170	130,726
Proved (2)
Australia	92,698	194,967	216,233	210,141	195,858	179,083	212,565	206,598	189,825	171,725
Canada	1,542,991	1,143,794	890,997	721,210	601,570	1,448,069	1,090,196	859,537	702,115	589,638
France	2,084,923	1,460,103	1,105,137	883,852	734,940	1,703,249	1,203,505	913,529	730,970	607,562
Germany	76,298	61,445	50,999	43,466	37,881	76,298	61,445	50,999	43,466	37,881
Ireland	645,098	563,662	483,855	420,316	371,291	645,098	563,662	483,855	420,316	371,291
Netherlands	132,977	133,239	130,354	126,396	122,169	105,538	106,595	104,441	101,160	97,559
United States	59,526	33,244	18,712	10,122	4,738	59,526	33,244	18,712	10,122	4,738
Total Proved	4,634,511	3,590,454	2,896,287	2,415,503	2,068,447	4,216,861	3,271,212	2,637,671	2,197,974	1,880,394
Probable (3)
Australia	233,918	195,941	160,242	132,868	112,579	131,359	109,293	88,489	72,597	60,886
Canada	1,259,521	782,374	525,575	374,090	277,970	925,820	572,010	383,568	273,386	203,911
France	1,368,130	737,715	464,855	321,653	235,825	898,657	464,533	277,847	181,362	124,539
Germany	58,777	38,397	26,546	19,305	14,655	58,777	38,397	26,546	19,305	14,655
Ireland	444,344	271,776	182,158	131,596	100,818	444,344	271,776	182,158	131,596	100,818
Netherlands	259,073	192,535	149,984	121,255	100,904	213,280	150,798	111,666	85,850	68,004
United States	169,572	89,698	51,373	30,603	18,222	111,879	59,733	33,482	18,708	9,648
Total Probable	3,793,335	2,308,436	1,560,733	1,131,370	860,973	2,784,116	1,666,540	1,103,756	782,804	582,461
Proved Plus Probable (2) (3)
Australia	326,616	390,908	376,475	343,009	308,437	310,442	321,858	295,087	262,422	232,611
Canada	2,802,512	1,926,168	1,416,572	1,095,300	879,540	2,373,889	1,662,206	1,243,105	975,501	793,549
France	3,453,053	2,197,818	1,569,992	1,205,505	970,765	2,601,906	1,668,038	1,191,376	912,332	732,101
Germany	135,075	99,842	77,545	62,771	52,536	135,075	99,842	77,545	62,771	52,536
Ireland	1,089,442	835,438	666,013	551,912	472,109	1,089,442	835,438	666,013	551,912	472,109
Netherlands	392,050	325,774	280,338	247,651	223,073	318,818	257,393	216,107	187,010	165,563
United States	229,098	122,942	70,085	40,725	22,960	171,405	92,977	52,194	28,830	14,386
Total Proved Plus Probable	8,427,846	5,898,890	4,457,020	3,546,873	2,929,420	7,000,977	4,937,752	3,741,427	2,980,778	2,462,855

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before	Future	After
(M$)	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Income Taxes	Income Taxes
Proved (2)
Australia	1,279,689	-	765,611	164,897	256,483	92,698	(86,385)	179,083
Canada	3,444,744	430,994	956,472	429,587	84,700	1,542,991	94,922	1,448,069
France	3,739,055	286,952	1,054,237	142,825	170,118	2,084,923	381,674	1,703,249
Germany	243,200	34,472	121,828	7,557	3,045	76,298	-	76,298
Ireland	945,039	-	196,807	29,121	74,013	645,098	-	645,098
Netherlands	419,120	20,930	153,011	38,411	73,791	132,977	27,439	105,538
United States	193,175	53,303	33,559	44,764	2,023	59,526	-	59,526
Total Proved	10,264,022	826,651	3,281,525	857,162	664,173	4,634,511	417,650	4,216,861
Proved Plus Probable (2) (3)
Australia	1,660,324	-	901,981	164,950	266,777	326,616	16,174	310,442
Canada	6,173,958	832,588	1,597,976	830,126	110,756	2,802,512	428,623	2,373,889
France	6,025,272	448,246	1,560,955	340,273	222,745	3,453,053	851,147	2,601,906
Germany	408,139	61,573	199,859	7,594	4,038	135,075	-	135,075
Ireland	1,487,330	-	294,754	29,121	74,013	1,089,442	-	1,089,442
Netherlands	908,049	67,612	274,464	87,472	86,451	392,050	73,232	318,818
United States	596,459	162,300	91,475	109,001	4,585	229,098	57,693	171,405
Total Proved Plus Probable	17,259,531	1,572,319	4,921,464	1,568,537	769,365	8,427,846	1,426,869	7,000,977

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Future Net Revenue by Product Type Based on Forecast Prices and Costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light crude oil & medium crude oil (3)	1,587,327	25.88
Heavy Oil (3)	216	12.36
Conventional Natural gas (4)	733,875	18.69
Shale Gas	2,860	7.26
Coal Bed Methane	1,259	2.62
Total Proved Developed Producing	2,325,537	22.91
Proved Developed Non-Producing
Light crude oil & medium crude oil (3)	66,158	20.41
Heavy Oil (3)	-	-
Conventional Natural gas (4)	126,536	14.41
Shale Gas	-	-
Coal Bed Methane	867	3.17
Total Proved Developed Non-Producing	193,561	15.74
Proved Undeveloped
Light crude oil & medium crude oil (3)	259,816	13.92
Heavy Oil (3)	-	-
Conventional Natural gas (4)	116,627	8.44
Shale Gas	-	-
Coal Bed Methane	746	1.44
Total Proved Undeveloped	377,189	11.43
Proved
Light crude oil & medium crude oil (3)	1,913,301	22.97
Heavy Oil (3)	216	12.42
Conventional Natural gas (4)	977,038	15.81
Shale Gas	2,860	7.28
Coal Bed Methane	2,872	2.26
Total Proved	2,896,287	19.73
Probable
Light crude oil & medium crude oil (3)	992,703	20.85
Heavy Oil (3)	87	15.91
Conventional Natural gas (4)	565,389	13.80
Shale Gas	691	7.26
Coal Bed Methane	1,863	2.26
Total Probable	1,560,733	19.73
Proved Plus Probable
Light crude oil & medium crude oil (3)	2,906,004	22.21
Heavy Oil (3)	303	13.30
Conventional Natural gas (4)	1,542,427	15.00
Shale Gas	3,551	7.33
Coal Bed Methane	4,735	2.31
Total Proved Plus Probable	4,457,020	18.87

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company Net Reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Forecast Prices used in Estimates (1)

					Conventional	Conventional
		Light Crude Oil and			Natural Gas	Natural Gas	Natural Gas	Inflation	Exchange	Exchange
	& Medium Crude Oil			Crude Oil	Canada	Europe	Liquids	Rate	Rate	Rate
	WTI	Edmonton	Cromer	Brent Blend		National Balancing
	Cushing	Par Price	Medium	FOB	AECO	Point	FOB
	Oklahoma	40˚ API	29.3˚ API	North Sea	Gas Price	(UK)	Field Gate	Percent
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/MMBtu)	($US/MMBtu)	($Cdn/bbl)	Per Year	($US/$Cdn)	($CdnEUR)
2015	48.82	57.23	51.91	53.75	2.70	6.55	34.59	1.1	0.783	1.419
Forecast
2016	44.00	55.86	50.80	45.00	2.76	5.55	30.27	2.0	0.725	1.517
2017	52.00	64.00	59.52	54.00	3.27	5.68	35.76	2.0	0.750	1.467
2018	58.00	68.39	63.60	61.00	3.45	6.10	39.04	2.0	0.775	1.419
2019	64.00	73.75	68.59	67.00	3.63	6.70	42.96	2.0	0.800	1.375
2020	70.00	78.79	73.27	73.00	3.81	7.30	45.85	2.0	0.825	1.333
2021	75.00	82.35	76.59	78.00	3.90	7.80	47.86	2.0	0.850	1.294
2022	80.00	88.24	82.06	83.00	4.10	8.30	51.23	2.0	0.850	1.294
2023	85.00	94.12	87.53	88.00	4.30	8.80	54.59	2.0	0.850	1.294
2024	87.88	96.48	89.73	91.39	4.50	9.14	57.18	2.0	0.850	1.294
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.850	1.294

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

All forecast prices in the tables above are provided by GLJ. For 2015, the price of Vermilion’s natural gas in the Netherlands is based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity purchases all natural gas produced by Vermilion in the Netherlands. The price of Vermilion’s natural gas in Germany is based on the TTF month-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. The benchmark price for Australia and France crude oil is Dated Brent. The benchmark price for Canadian crude oil is Edmonton Par and Canadian natural gas is priced against AECO. For the year ended December 31, 2015, the average realized sales prices before hedging were $70.22 per bbl (Australia), $7.79 per Mcf (Netherlands), $7.18 per Mcf (Germany), $63.31 per bbl (France) for Brent-based crude oil, $49.10 per bbl (United States) for WTI, $49.73 per bbl for Canadian-based crude oil and NGLs and $2.78 per Mcf for Canadian natural gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light crude oil and medium crude oil, heavy oil, tight oil, conventional natural gas, shale gas, coal bed methane and NGLs reserves as at December 31, 2015 compared to such reserves as at December 31, 2014 based on the forecast price and cost assumptions set forth in note 3.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

Light Crude Oil &
AUSTRALIA	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	12,534	5,449	17,983	12,534	5,449	17,983	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	500	50	550	500	50	550	-	-	-	-	-	-
Technical Revisions	3,087	(1,799)	1,288	3,087	(1,799)	1,288	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,356)	-	(2,356)	(2,356)	-	(2,356)	-	-	-	-	-	-
At December 31, 2015	13,765	3,700	17,465	13,765	3,700	17,465	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2015	-	-	-	-	-	-	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	-	-	-	12,534	5,449	17,983
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	500	50	550
Technical Revisions	-	-	-	3,087	(1,799)	1,288
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	-	-	-	(2,356)	-	(2,356)
At December 31, 2015	-	-	-	13,765	3,700	17,465

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

				Light Crude Oil &
CANADA	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	27,488	14,799	42,287	27,478	14,797	42,275	10	2	12	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,245	2,541	3,786	1,245	2,541	3,786	-	-	-	-	-	-
Technical Revisions	(283)	(825)	(1,108)	(295)	(828)	(1,123)	(1)	1	-	13	3	16
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	(9)	(4)	(13)	(9)	(4)	(13)	-	-	-	-	-	-
Economic Factors	(1,970)	(1,720)	(3,690)	(1,970)	(1,720)	(3,690)	-	-	-	-	-	-
Production	(3,481)	-	(3,481)	(3,478)	-	(3,478)	-	-	-	(3)	-	(3)
At December 31, 2015	22,990	14,792	37,782	22,971	14,786	37,757	9	3	12	10	3	13
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	177,414	141,032	318,446	153,592	130,581	284,173	22,260	10,031	32,291	1,562	420	1,982
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	56,482	22,244	78,726	56,482	22,244	78,726	-	-	-	-	-	-
Technical Revisions	4,325	(7,773)	(3,448)	3,505	(7,828)	(4,323)	-	-	-	820	55	875
Acquisitions	1,933	10,824	12,757	1,933	10,824	12,757	-	-	-	-	-	-
Dispositions	(39)	(8,944)	(8,983)	(39)	(8,944)	(8,983)	-	-	-	-	-	-
Economic Factors	(13,736)	(19,315)	(33,051)	(2,350)	(14,201)	(16,551)	(11,386)	(5,114)	(16,500)	-	-	-
Production	(26,116)	-	(26,116)	(23,012)	-	(23,012)	(2,664)	-	(2,664)	(440)	-	(440)
At December 31, 2015	200,263	138,068	338,331	190,111	132,676	322,787	8,210	4,917	13,127	1,942	475	2,417
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	13,550	11,331	24,881	70,608	49,635	120,243
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	3,059	2,749	5,808	13,718	8,997	22,715
Technical Revisions	(410)	(2,077)	(2,487)	28	(4,197)	(4,169)
Acquisitions	187	1,538	1,725	509	3,342	3,851
Dispositions	(2)	(193)	(195)	(18)	(1,688)	(1,705)
Economic Factors	(95)	(597)	(692)	(4,354)	(5,536)	(9,891)
Production	(1,494)	-	(1,494)	(9,328)	-	(9,328)
At December 31, 2015	14,795	12,751	27,546	71,162	50,554	121,717

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

				Light Crude Oil &
FRANCE	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	35,602	20,288	55,890	35,602	20,288	55,890	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	4,328	2,466	6,794	4,328	2,466	6,794	-	-	-	-	-	-
Technical Revisions	5,268	(1,429)	3,839	5,268	(1,429)	3,839	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(4,477)	-	(4,477)	(4,477)	-	(4,477)	-	-	-	-	-	-
At December 31, 2015	40,721	21,325	62,046	40,721	21,325	62,046	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	9,875	2,582	12,457	9,875	2,582	12,457	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(1,686)	(1,023)	(2,709)	(1,686)	(1,023)	(2,709)	-	-	-	-	-	-
Production	(354)	-	(354)	(354)	-	(354)	-	-	-	-	-	-
At December 31, 2015	7,835	1,559	9,394	7,835	1,559	9,394	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	-	-	-	37,249	20,719	57,967
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	4,328	2,465	6,794
Technical Revisions	-	-	-	5,268	(1,429)	3,839
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	(281)	(171)	(452)
Production	-	-	-	(4,537)	-	(4,537)
At December 31, 2015	-	-	-	42,027	21,585	63,612

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Light Crude Oil &
GERMANY	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2015	-	-	-	-	-	-	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	40,258	21,301	61,559	40,258	21,301	61,559	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	2,546	(2,546)	-	2,546	(2,546)	-	-	-	-	-	-	-
Technical Revisions	(5,543)	(756)	(6,299)	(5,543)	(756)	(6,299)	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(5,761)	-	(5,761)	(5,761)	-	(5,761)	-	-	-	-	-	-
At December 31, 2015	31,500	17,999	49,499	31,500	17,999	49,499	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	-	-	-	6,710	3,550	10,260
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	424	(424)	-
Technical Revisions	-	-	-	(924)	(126)	(1,050)
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	-	-	-	(960)	-	(960)
At December 31, 2015	-	-	-	5,250	3,000	8,250

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Light Crude Oil &
IRELAND	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2015	-	-	-	-	-	-	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	(99)	8,698	8,599	(99)	8,698	8,599	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(11)	-	(11)	(11)	-	(11)	-	-	-	-	-	-
At December 31, 2015	105,821	47,405	153,226	105,821	47,405	153,226	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	-	-	-	17,655	6,451	24,106
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-
Technical Revisions	-	-	-	(17)	1,450	1,434
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	-	-	-	(2)	-	(2)
At December 31, 2015	-	-	-	17,637	7,901	25,538

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Light Crude Oil &
NETHERLANDS	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2015	-	-	-	-	-	-	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	37,155	47,076	84,231	37,155	47,076	84,231	-	-	-	-	-	-
Discoveries	17,405	2,880	20,285	17,405	2,880	20,285	-	-	-	-	-	-
Extensions & Improved Recovery	5,736	4,366	10,102	5,736	4,366	10,102	-	-	-	-	-	-
Technical Revisions	4,242	(5,634)	(1,392)	4,242	(5,634)	(1,392)	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(16,339)	-	(16,339)	(16,339)	-	(16,339)	-	-	-	-	-	-
At December 31, 2015	48,199	48,688	96,887	48,199	48,688	96,887	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	54	103	157	6,247	7,949	14,196
Discoveries	39	7	46	2,940	487	3,427
Extensions & Improved Recovery	7	6	13	963	734	1,697
Technical Revisions	24	(33)	(9)	731	(972)	(241)
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	(36)	-	(36)	(2,759)	-	(2,758)
At December 31, 2015	88	83	171	8,122	8,198	16,320

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

				Light Crude Oil &
UNITED STATES	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	449	1,338	1,787	449	1,338	1,787	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,367	1,324	2,691	1,367	1,324	2,691	-	-	-	-	-	-
Technical Revisions	106	370	476	106	370	476	-	-	-	-	-	-
Acquisitions	196	786	982	196	786	982	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(84)	-	(84)	(84)	-	(84)	-	-	-	-	-	-
At December 31, 2015	2,034	3,818	5,852	2,034	3,818	5,852	-	-	-	-	-	-
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	243	1,402	1,645	243	1,402	1,645	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,453	1,569	3,022	1,453	1,569	3,022	-	-	-	-	-	-
Technical Revisions	274	507	781	274	507	781	-	-	-	-	-	-
Acquisitions	220	900	1,120	220	900	1,120	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(18)	-	(18)	(18)	-	(18)	-	-	-	-	-	-
At December 31, 2015	2,170	4,378	6,548	2,170	4,378	6,548	-	-	-	-	-	-
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	10	58	68	500	1,630	2,129
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	233	250	483	1,842	1,836	3,678
Technical Revisions	72	247	319	223	702	925
Acquisitions	35	143	178	267	1,079	1,346
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	(3)	-	(3)	(90)	-	(90)
At December 31, 2015	346	698	1,044	2,742	5,246	7,988

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

				Light Crude Oil &
TOTAL COMPANY	Total Oil (4)			Medium Crude Oil			Heavy Oil			Tight Oil
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2014	76,073	41,874	117,947	76,063	41,872	117,935	10	2	12	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	7,440	6,381	13,821	7,440	6,381	13,821	-	-	-	-	-	-
Technical Revisions	8,178	(3,683)	4,496	8,166	(3,686)	4,480	(1)	1	-	13	3	16
Acquisitions	196	786	982	196	786	982	-	-	-	-	-	-
Dispositions	(9)	(4)	(13)	(9)	(4)	(13)	-	-	-	-	-	-
Economic Factors	(1,970)	(1,720)	(3,690)	(1,970)	(1,720)	(3,690)	-	-	-	-	-	-
Production	(10,398)	-	(10,398)	(10,395)	-	(10,395)	-	-	-	(3)	-	(3)
At December 31, 2015	79,510	43,635	123,145	79,491	43,629	123,120	9	3	12	10	3	13
	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2014	370,876	252,100	622,976	347,054	241,649	588,703	22,260	10,031	32,291	1,562	420	1,982
Discoveries	17,405	2,880	20,285	17,405	2,880	20,285	-	-	-	-	-	-
Extensions & Improved Recovery	66,217	25,633	91,850	66,218	25,633	91,851	-	-	-	-	-	-
Technical Revisions	3,199	(4,958)	(1,760)	2,379	(5,013)	(2,635)	-	-	-	820	55	875
Acquisitions	2,153	11,724	13,877	2,153	11,724	13,877	-	-	-	-	-	-
Dispositions	(39)	(8,944)	(8,983)	(39)	(8,944)	(8,983)	-	-	-	-	-	-
Economic Factors	(15,422)	(20,338)	(35,760)	(4,036)	(15,224)	(19,260)	(11,386)	(5,114)	(16,500)	-	-	-
Production	(48,599)	-	(48,599)	(45,495)	-	(45,495)	(2,664)	-	(2,664)	(440)	-	(440)
At December 31, 2015	395,788	258,097	653,885	385,637	252,705	638,342	8,210	4,917	13,127	1,942	475	2,417
	Natural Gas Liquids			BOE
			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2014	13,614	11,492	25,106	151,503	95,383	246,884
Discoveries	39	7	46	2,940	487	3,427
Extensions & Improved Recovery	3,299	3,005	6,304	21,775	13,659	35,433
Technical Revisions	(315)	(1,863)	(2,178)	8,397	(6,372)	2,026
Acquisitions	222	1,681	1,903	776	4,421	5,197
Dispositions	(2)	(193)	(195)	(18)	(1,688)	(1,705)
Economic Factors	(95)	(597)	(692)	(4,635)	(5,707)	(10,342)
Production	(1,533)	-	(1,533)	(20,032)	-	(20,031)
At December 31, 2015	15,229	13,532	28,761	160,706	100,184	260,889

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	For reporting purposes, “Total Oil” is the sum of Light Crude oil and Medium Crude Oil, Heavy Oil and Tight Oil. For reporting purposes, “Total Gas” is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.
(5)	“Coal Bed Methane” and “Shale Gas” were considered “Unconventional Natural Gas” in previous years. NI 51-5101 no longer differentiates between conventional and unconventional activities.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil		Conventional
	& Medium Crude Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)
	First		First		First		First		First
	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked
Proved
Prior to 2012	7,992	14,715	12,700	222,055	4,943	24,409	424	1,494	11,357	57,287
2012	3,378	9,062	10,998	121,962	-	10,939	415	1,051	5,626	32,263
2013	4,293	13,007	38,720	167,927	8,191	12,389	3,543	4,734	15,655	47,793
2014	5,614	15,434	26,111	170,763	-	11,610	2,175	7,942	12,140	53,772
2015	4,182	15,989	30,963	78,022	333	3,367	2,500	7,287	11,898	36,842
Probable
Prior to 2012	12,013	28,151	19,297	85,983	2,435	13,827	622	1,868	16,257	46,655
2012	3,910	17,536	8,714	75,358	-	8,340	360	1,276	5,723	32,762
2013	7,967	17,797	53,927	115,066	5,338	7,085	3,742	4,640	21,587	42,795
2014	6,541	22,050	60,779	163,645	-	6,741	3,762	9,615	20,432	60,063
2015	6,118	25,126	50,125	122,802	57	2,949	5,708	10,965	20,190	57,050

Note:

(1) “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Future Development Costs (1)

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

	Total Proved	Total Proved Plus Probable
(M$)	Estimated Using Forecast Prices and Costs	Estimated Using Forecast Prices and Costs
Australia
2016	52,820	52,820
2017	6,701	6,701
2018	51,052	51,052
2019	2,993	2,993
2020	3,052	3,052
Remainder	48,279	48,332
Total for all years undiscounted	164,897	164,950
Canada
2016	120,559	152,322
2017	98,902	170,944
2018	89,432	189,394
2019	45,342	136,985
2020	51,326	127,236
Remainder	24,026	53,245
Total for all years undiscounted	429,587	830,126
France
2016	47,099	79,711
2017	41,380	77,270
2018	12,751	76,088
2019	7,300	49,803
2020	15,570	24,985
Remainder	18,725	32,416
Total for all years undiscounted	142,825	340,273
Germany
2016	210	210
2017	159	159
2018	141	141
2019	6,936	6,936
2020	110	147
Remainder	1	1
Total for all years undiscounted	7,557	7,594
Ireland
2016	8,862	8,862
2017	1,321	1,321
2018	-	-
2019	1,826	1,826
2020	-	-
Remainder	17,112	17,112
Total for all years undiscounted	29,121	29,121
Netherlands
2016	1,487	5,150
2017	28,416	48,788
2018	1,076	15,274
2019	424	11,254
2020	433	433
Remainder	6,575	6,573
Total for all years undiscounted	38,411	87,472

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

United States
2016	11,034	30,362
2017	24,333	37,820
2018	9,397	40,819
2019	-	-
2020	-	-
Remainder	-	-
Total for all years undiscounted	44,764	109,001
Total Company
2016	242,071	329,437
2017	201,212	343,003
2018	163,849	372,768
2019	64,821	209,797
2020	70,491	155,853
Remainder	114,718	157,679
Total for all years undiscounted	857,162	1,568,537

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

Oil and Gas Properties and Wells (1) (2)

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2015:

	Oil				Gas
	Producing		Non-Producing		Producing		Non-Producing
	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells (4)
Canada
Alberta	480	328	154	93	654	464	270	189
Saskatchewan	146	125	17	16	-	-	-	-
Total Canada	626	453	171	109	654	464	270	189
Australia	18	18	-	-	-	-	-	-
France	345	339	79	78	3	3	-	-
Germany	-	-	-	-	15	4	-	-
Ireland	-	-	-	-	5	1	1	-
Netherlands	-	-	-	-	52	35	16	13
United States	5	4	1	1	-	-	-	-
Total Vermilion	994	814	251	188	729	507	287	202

Notes:

(1)	Well counts are based on wellbores.
(2)	Wells for Australia and Ireland are located offshore.
(3)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(4)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2015:

	Acquisition Costs
	Proved	Unproved	Exploration	Development	Total
(M$)	Properties	Properties	Costs	Costs	Costs
Australia	-	-	-	61,741	61,741
Canada	14,650	-	-	201,508	216,158
France	317	-	-	92,265	92,582
Germany	-	-	-	5,363	5,363
Hungary	-	-	1,166	-	1,166
Ireland	-	-	-	66,409	66,409
Netherlands	-	-	-	47,325	47,325
United States	12,764	-	-	12,250	25,014
Total	27,731	-	1,166	486,861	515,758

Acreage

The following table summarizes the acreage for the year ended December 31, 2015:

	Developed (1)		Undeveloped		Total	Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net
Australia	20,164	20,164	39,389	39,389	59,553	59,553
Canada	460,398	326,531	609,129	537,044	1,069,527	863,575
France	218,110	208,858	374,598	374,598	592,708	583,456
Germany	31,363	7,841	285,329	153,378	316,692	161,219
Hungary	-	-	322,142	322,142	322,142	322,142
Ireland	7,200	1,300	-	-	7,200	1,300
Netherlands	80,246	48,121	1,412,224	766,456	1,492,470	814,577
United States	2,408	2,070	100,421	88,672	102,829	90,742
Total	819,889	614,885	3,143,232	2,281,679	3,963,121	2,896,564

Notes:

(1) “Developed” means the acreage assigned to productive wells based on applicable regulations.

(2) “Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.

(3) “Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2015 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	-	-	1.0	1.0
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	1.0
Canada
Oil	-	-	14.0	7.5
Gas	-	-	28.0	18.5
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	42.0	26.0
France
Oil	-	-	3.0	3.0
Gas	-	-	-	-
Service	-	-	1.0	1.0
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	4.0	4.0
Germany
Oil	-	-	-	-
Gas	-	-	1.0	0.3
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	0.3
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	-	-	2.0	1.9
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	2.0	1.9
United States
Oil	-	-	3.0	3.0
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	3.0	3.0
Total Company
Oil	-	-	21.0	14.5
Gas	-	-	31.0	20.6
Service	-	-	1.0	1.0
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	53.0	36.1

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

In December 2014, Vermilion had initially announced a $525 million 2015 capital program with activities planned in Australia, Canada, France, Ireland, the Netherlands, Germany and the United States. Subsequently in February 2015, Vermilion announced a reduction in budgeted 2015 capital expenditures to $415 million. That reduction reflected lower planned activity levels, including the deferral of our Australian drilling program. In August 2015, Vermilion announced an increase in our capital expenditure guidance of $70 million to $485 million following the reinstatement of the Australian drilling program as well as additional funding for projects in Canada, France and Ireland.

Properties with No Attributed Reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2015:

	Properties with No Attributed Reserves
Country	Gross Acres (1)	Net Acres
Australia	39,389	39,389
Canada	348,900	307,612
France	374,598	374,598
Germany	285,329	153,378
Hungary	322,142	322,142
Ireland	-	-
Netherlands	1,412,224	766,456
United States	92,768	81,914
Total	2,875,350	2,045,489

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 72,500 (72,500 net) acres in Canada, 1,400 (1,400 net) acres in the United States, and 38,000 (38,000 net) acres in France to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies or well commitments. No such rights are expected to expire within one year for Australia, Germany, Hungary, Ireland and the Netherlands. Vermilion currently has no material work commitments in Australia, Canada and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $2.2 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs in any country other than Canada, which has a net estimated cost of $14.9 million.  All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Tax Information

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions. In France, taxable income is taxed at 34.4%. In 2012, the France government enacted a new 3% tax on dividend distributions made by entities subject to corporate income tax in France. The tax applies to any dividends paid on or after April 17, 2012 and is not recovered by any tax treaties or deductible for French corporate income tax purposes. Vermilion did not pay any dividends from its French entities in 2015. In the Netherlands, taxable income is taxed at a rate of approximately 46%. As a function of the impact of Vermilion’s tax pools, the Company does not presently pay current taxes in Canada, Ireland and the United States. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

The following table sets forth Vermilion’s tax pools as at December 31, 2015:

(M$)	Oil and Gas Assets		Tax Losses (1)	Other	Total
Australia	265,743	(2)	-	-	265,743
Canada	1,176,574	(2)	341,445	2,448	1,520,467
France	430,735	(3)	14,171	-	444,906
Germany	112,038	(4)	43,360	18,977	174,375
Ireland	1,028,986	(1)	429,987	-	1,458,973
Netherlands	54,104	(4)	-	-	54,104
United States	28,950	(2)	15,767	-	44,717
Total	3,097,130		844,730	21,425	3,963,285

Notes:

(1)	Deduction calculated using various declining balance rates
(2)	Deduction calculated using a combination of straight-line over the assets life and unit of production method
(3)	Deduction calculated using a unit of production method
(4)	Deduction for current development expenditures and tax losses at 100% against taxable income

Production Estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2016 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the GLJ Report:

Light Crude Oil &				Conventional	Shale	Coal Bed	Natural Gas
Medium Crude Oil		Heavy Oil	Tight Oil	Natural Gas	Natural Gas	Methane	Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(Mcf/d)	(Mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	6,403	-	-	-	-	-	-	6,403
Proved Plus Probable	7,213	-	-	-	-	-	-	7,213
Canada
Proved	8,143	7	6	80,933	940	2,458	5,773	27,983
Proved Plus Probable	8,947	7	7	89,579	1,016	2,665	6,462	30,966
France
Proved	11,788	-	-	1,433	-	-	-	12,027
Proved Plus Probable	12,877	-	-	1,449	-	-	-	13,119
Germany
Proved	-	-	-	14,686	-	-	-	2,448
Proved Plus Probable	-	-	-	15,497	-	-	-	2,583
Ireland
Proved	-	-	-	55,141	-	-	-	9,190
Proved Plus Probable	-	-	-	57,383	-	-	-	9,564
Netherlands
Proved	-	-	-	47,113	-	-	106	7,958
Proved Plus Probable	-	-	-	54,827	-	-	122	9,260
United States
Proved	483	-	-	210	-	-	33	551
Proved Plus Probable	917	-	-	438	-	-	70	1,060
Total Proved	26,817	7	6	199,516	940	2,458	5,912	66,560
Total Proved Plus Probable	29,954	7	7	219,173	1,016	2,665	6,654	73,765

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year. On December 30, 2015, natural gas began to flow from our Corrib gas project. Light crude oil and medium crude oil average net prices received in the following table also includes immaterial amounts generated by the sale of heavy oil.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	5,672	5,865	6,433	7,824
Conventional Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	83.80	80.87	68.20	58.74
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	25.58	26.02	23.87	17.08
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	58.22	54.85	44.33	41.66
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	10,893	10,182	9,195	7,964
Conventional Natural Gas (MMcf/d)	61.78	64.66	71.94	87.90
Natural Gas Liquids (bbl/d)	2,976	3,755	4,513	5,159
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	52.36	67.42	56.59	53.71
Conventional Natural Gas ($/Mcf)	2.97	2.78	2.88	2.57
Natural Gas Liquids ($/bbl)	37.40	36.39	25.52	29.10
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	5.78	5.13	6.81	6.03
Conventional Natural Gas ($/Mcf)	0.23	(0.17)	0.10	0.12
Natural Gas Liquids ($/bbl)	6.21	5.81	0.46	3.78
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	2.26	2.54	2.29	2.16
Conventional Natural Gas ($/Mcf)	0.16	0.18	0.17	0.16
Natural Gas Liquids ($/bbl)	3.04	3.02	2.53	1.86
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	9.34	11.07	12.00	12.56
Conventional Natural Gas ($/Mcf)	1.41	1.39	1.44	1.40
Natural Gas Liquids ($/bbl)	7.87	9.05	10.09	8.53
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	34.98	48.68	35.48	32.95
Conventional Natural Gas ($/Mcf)	1.17	1.38	1.17	0.89
Natural Gas Liquids ($/bbl)	20.28	18.50	12.43	14.93
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	11,463	12,746	12,310	12,537
Conventional Natural Gas (MMcf/d)	-	1.03	1.47	1.36
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	64.33	72.83	61.75	54.88
Conventional Natural Gas ($/Mcf)	-	1.53	2.93	2.81
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	5.48	5.92	6.46	6.23
Conventional Natural Gas ($/Mcf)	-	0.01	0.55	0.32
Natural Gas Liquids ($/bbl)	-	-	-	-

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	3.24	3.15	3.70	3.72
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	11.64	10.72	9.62	13.55
Conventional Natural Gas ($/Mcf)	-	1.16	0.95	1.81
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	43.97	53.04	41.97	31.38
Conventional Natural Gas ($/Mcf)	-	0.36	1.43	0.68
Natural Gas Liquids ($/bbl)	-	-	-	-
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	-	-	-	-
Conventional Natural Gas (MMcf/d)	16.80	16.18	14.00	16.17
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	7.53	7.22	7.39	6.61
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	1.06	1.52	1.15	0.78
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	0.59	0.84	0.49	0.34
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	1.32	0.93	2.17	3.22
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	4.56	3.93	3.58	2.27
Natural Gas Liquids ($/bbl)	-	-	-	-
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	-	-	-	-
Conventional Natural Gas (MMcf/d)	36.41	32.43	53.56	56.34
Natural Gas Liquids (bbl/d)	63	112	109	110
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	8.09	7.92	8.24	7.09
Natural Gas Liquids ($/bbl)	52.93	53.28	46.65	48.30
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	0.28	0.44	0.13	0.04
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	1.78	1.83	1.06	1.21
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	6.03	5.65	7.05	5.84
Natural Gas Liquids ($/bbl)	52.93	53.28	46.65	48.30

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	153	123	226	420
Conventional Natural Gas (MMcf/d)	-	-	-	0.20
Natural Gas Liquids (bbl/d)	-	-	-	29
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	48.79	60.57	51.60	47.59
Conventional Natural Gas ($/Mcf)	-	-	-	0.52
Natural Gas Liquids ($/bbl)	-	-	-	5.13
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	14.98	17.08	14.83	13.89
Conventional Natural Gas ($/Mcf)	-	-	-	0.30
Natural Gas Liquids ($/bbl)	-	-	-	3.19
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	-	-	-	-
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	15.61	9.88	6.98	7.02
Conventional Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	18.20	33.61	29.79	26.68
Conventional Natural Gas ($/Mcf)	-	-	-	0.22
Natural Gas Liquids ($/bbl)	-	-	-	1.94
Total
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	28,181	28,916	28,164	28,745
Conventional Natural Gas (MMcf/d)	115.00	114.29	140.97	162.09
Natural Gas Liquids (bbl/d)	3,039	3,867	4,622	5,298
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	60.86	72.99	61.43	55.61
Conventional Natural Gas ($/Mcf)	5.26	4.86	5.36	4.55
Natural Gas Liquids ($/bbl)	37.72	36.88	26.02	29.36
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	5.09	4.20	5.24	4.43
Conventional Natural Gas ($/Mcf)	0.37	0.25	0.22	0.16
Natural Gas Liquids ($/bbl)	6.08	5.65	0.45	3.70
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.42	2.14	2.43	2.14
Conventional Natural Gas ($/Mcf)	0.34	0.38	0.27	0.23
Natural Gas Liquids ($/bbl)	2.97	2.93	2.47	1.81
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	12.11	14.70	13.42	14.24
Conventional Natural Gas ($/Mcf)	1.51	1.45	1.36	1.52
Natural Gas Liquids ($/bbl)	7.71	8.79	9.86	8.30
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	41.24	51.95	40.33	34.80
Conventional Natural Gas ($/Mcf)	3.04	2.78	3.51	2.64
Natural Gas Liquids ($/bbl)	20.96	19.51	13.24	15.55

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2015:

	Note	Volume	Strike Price(s)
Crude Oil
WTI - Collar
July 2015 - March 2016	1	250 bbl/d	75.00 - 83.45 CAD $
July 2015 - June 2016	2	500 bbl/d	75.50 - 85.08 CAD $
Dated Brent - Collar
July 2015 - June 2016	3	1,000 bbl/d	80.50 - 93.49 CAD $
July 2015 - June 2016	4	500 bbl/d	64.50 - 75.48 US $
October 2015 - June 2016	5	250 bbl/d	82.00 - 94.55 CAD $
January 2016 - June 2016	1	250 bbl/d	84.00 - 93.70 CAD $

North American Natural Gas
AECO - Collar
November 2015 - March 2016		2,500 GJ/d	2.50 - 3.76 CAD $
November 2015 - October 2016		10,000 GJ/d	2.56 - 3.23 CAD $
January 2016 - December 2016		10,000 GJ/d	2.53 - 3.29 CAD $
April 2016 - October 2016		5,000 GJ/d	2.30 - 2.80 CAD $
AECO Basis - Fixed Price Differential
November 2015 - March 2016		2,500 mmbtu/d	Nymex HH less 0.47 US $
Nymex HH - Collar
November 2015 - March 2016	6	5,000 mmbtu/d	3.25 - 3.86 US $

Notes:

(1)	The contracted volumes increase to 500 boe/d for any monthly settlement periods above the contracted ceiling price and is settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(2)	The contracted volumes increase to 1,250 boe/d for any monthly settlement periods above the contracted ceiling price and is settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(3)	The contracted volumes increase to 2,500 boe/d for any monthly settlement periods above the contracted ceiling price and is settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(4)	The contracted volumes increase to 1,000 boe/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 750 boe/d for any monthly settlement periods above the contracted ceiling price and is settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(6)	The contracted volumes increase to 10,000 mmbtu/d for any monthly settlement periods above the contracted ceiling price.

	Note	Volume	Strike Price(s)
European Natural Gas
NBP - Call
October 2016 - March 2017		2,638 GJ/d	4.64 GBP £
NBP - Collar
April 2016 - March 2017		2,638 GJ/d	3.79 - 4.53 GBP £
January 2017 - December 2017		2,638 GJ/d	3.22 - 3.75 GBP £
January 2018 - December 2018		2,638 GJ/d	2.99 - 3.63 GBP £
NBP - Put
April 2016 - September 2016		2,638 GJ/d	3.79 GBP £

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

NBP - Swap
July 2015 - March 2016		2,592 GJ/d	6.42 EUR €
October 2015 - March 2016		10,368 GJ/d	6.54 EUR €
January 2016 - June 2016		5,184 GJ/d	6.24 EUR €
January 2016 - June 2016		2,592 GJ/d	6.82 US $
July 2016 - March 2017		2,592 GJ/d	5.43 EUR €
January 2017 - December 2017	1	2,638 GJ/d	4.00 GBP £
January 2018 - December 2018	2	2,638 GJ/d	3.83 GBP £
TTF - Call
October 2016 - March 2017		2,592 GJ/d	6.03 EUR €
TTF - Collar
January 2016 - December 2016	3	2,592 GJ/d	5.76 - 6.50 EUR €
April 2016 - December 2016	4	12,960 GJ/d	5.58 - 6.21 EUR €
April 2016 - March 2017	5	5,184 GJ/d	5.28 - 6.35 EUR €
July 2016 - December 2016		2,592 GJ/d	5.00 - 5.63 EUR €
July 2016 - March 2017	3	2,592 GJ/d	5.07 - 6.56 EUR €
July 2016 - March 2018	3	2,592 GJ/d	5.32 - 6.54 EUR €
October 2016 - December 2017		2,592 GJ/d	5.00 - 5.89 EUR €
January 2017 - December 2017	6	7,776 GJ/d	5.00 - 6.15 EUR €
January 2018 - December 2018		5,184 GJ/d	4.17 - 5.03 EUR €
TTF - Put
April 2016 - September 2016		2,592 GJ/d	5.21 EUR €
TTF - Swap
January 2015 - March 2016		5,184 GJ/d	6.40 EUR €
January 2015 - June 2016		2,592 GJ/d	6.07 EUR €
February 2015 - March 2016		5,184 GJ/d	6.24 EUR €
April 2015 - March 2016		5,832 GJ/d	6.18 EUR €
October 2015 - March 2016		2,592 GJ/d	6.64 EUR €
January 2016 - June 2016		5,184 GJ/d	5.94 EUR €
April 2016 - December 2016		2,592 GJ/d	5.91 EUR €
July 2016 - June 2018		2,700 GJ/d	5.58 EUR €
October 2016 - December 2016		2,592 GJ/d	5.45 EUR €
January 2017 - December 2017	7	2,592 GJ/d	5.04 EUR €

Electricity
AESO - Swap
January 2016 - December 2016		93.6 MWh/d	38.58 CAD $

Interest Rate
CDOR to fixed - Swap
September 2015 - September 2019		100,000,000 CAD $/year	1.00%
October 2015 - October 2019		100,000,000 CAD $/year	1.10%

Notes:

(1)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 2,638 GJ/d at the contracted price, for the following month.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes to 7,913 GJ/d at the contracted price, for the following month.
(3)	The contracted volumes increase to 5,184 GJ/d for any monthly settlement periods above the contracted ceiling price.
(4)	The contracted volumes increase to 15,552 GJ/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 10,368 GJ/d for any monthly settlement periods above the contracted ceiling price.
(6)	The contracted volumes increase to 18,144 GJ/d for any monthly settlement periods above the contracted ceiling price.
(7)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 5,184 GJ/d at the contracted price, for the following month.

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion’s website at www.vermilionenergy.com/ir/hedging.cfm.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.

Management

Vermilion’s board of directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next meeting of Shareholders (unless otherwise ceasing to act as a director prior to such meeting). As at February 29, 2016, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,150,841 common shares representing approximately 3.7% of the issued and outstanding common shares.

The following table sets forth certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following table for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Directors:

Name and Municipality of Residence	Committee(s)	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta Canada	(1)	Chairman of the Board	1994	Since March 1, 2016, Chairman of the Board of Vermilion March 2014 – March 1, 2016 Chief Executive Officer of Vermilion 2003 – March 2014, President and Chief Executive Officer of Vermilion
Claudio A. Ghersinich Calgary, Alberta Canada	(3) (6)	Director	1994

Since 2011, Chairman of ArPetrol Ltd., a public oil and gas company

Since 2010, Director of Valeura Energy Inc., a public oil and gas company

Since 2005, President of Carrera Investments Corp., a private investment company

Joseph F. Killi Calgary, Alberta Canada	(3) (4)	Director	1999

Since 2011, Director of Network Capital Management Inc., a private investment management company

Since 2008, President and Chief Executive Officer and Director of Wilmington Capital Management Inc., a public investment company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

January 2011 to December 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a private real estate company

2005 to 2011, Vice Chairman and Director of Realex Properties Corp., a public real estate company

2004 to 2011, Executive Chairman and Director of Parkbridge Lifestyle Communities Inc., a public real estate company

Loren M. Leiker Houston, Texas USA	(6)	Director	2012

Since 2014, Director of Navitas Midstream Partners LLC

Since 2012, Director of SM Energy, a public energy company

Since 2012 to 2015, Director of Midstates Petroleum, a public exploration and production company

2008 to 2011, Senior Executive VP Exploration, EOG Resources, a public oil and gas company

Larry J. Macdonald Okotoks, Alberta Canada	(2) (4) (5) (6)	Lead Director	2002

Since March 1, 2016, Lead Director of Vermilion

2012 to March 1, 2016, Chairman of the Board of Vermilion

Since 2012, Chairman Northpoint Resources, a private oil and gas company

Since 2003, Chairman & Chief Executive Officer and Director of Point Energy Ltd., a private oil and gas company

2006 to 2013, Director of Sure Energy Inc.

William F. Madison Sugar Land, Texas USA	(5) (6)	Director	2004

Since 2011, Director of Montana Tech Foundation, an independent, non-profit organization

Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Timothy R. Marchant Calgary, Alberta Canada	(5) (6)	Director	2010

Since 2015, Director, Valeura Energy Inc., a public oil and gas company

Since 2013, Non-Executive Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

2011 to 2013, Executive Chair of Anatolia Energy Corp., a public oil and gas company

Sarah E. Raiss Calgary, Alberta Canada	(4) (5)	Director	2014

Since 2014, Director, Loblaw Companies Limited, a public food distributor company

Since 2011, Director, Commercial Metals Company, a public global, metals recycling, manufacturing, fabricating and trading company

2012 to 2015, Board Chair, Alberta Electric Systems Operator, a not-for-profit entity responsible for the planning and operation of the Alberta Interconnected Electric System

2012 to February 2016, Director, Canadian Oil Sands Limited, a public oil company

2009 to 2014, Director, Shoppers Drug Mart Corporation, a public pharmacy products and services company

Kevin J. Reinhart Calgary, Alberta Canada	(3) (4)	Director	2015

2013 to 2014, President & CEO, Director, Nexen Energy, a CNOOC Limited Company, a public oil and gas company

2012 to 2013, Interim President & CEO, Director, Nexen Inc., a public oil and gas company

2009 to 2012, Executive Vice President & CFO, Nexen Inc., a public oil and gas company

2005 to 2011, Director, Canexus Ltd., a public chemical manufacturing and handling company

Catherine L. Williams Calgary, Alberta Canada	(3) (4)	Director	2015

Since 2015, Director of Enbridge Pipelines Inc., a subsidiary of Enbridge Inc., a public energy transportation company

Since 2015, Trustee of Enbridge Commercial Trust, a subsidiary of Enbridge Inc., a public energy transportation company

Since 2015, Director of Enbridge Income Partners GP Inc., a subsidiary of Enbridge Inc., a public energy transportation company

Since 2010, Chair of Human Resources and Compensation Committee, Enbridge Inc., a public energy transportation company

Since 2007, Director of Enbridge Inc., a public energy transportation company

Since 2007, Owner and Managing Director, Options Canada Ltd., a private investment company

2009 to 2014, Director, Alberta Investment Management Corporation, an institutional investment fund manager

2009 to 2012, Director, Tim Hortons Inc., a publicly-traded restaurant chain in North America

Committees:

(1)	Chairman of the Board
(2)	Lead Director
(3)	Member of the Audit Committee
(4)	Member of the Governance and Human Resources Committee
(5)	Member of the Health, Safety and Environment Committee
(6)	Member of the Independent Reserves Committee

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Officers:

Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
Anthony (Tony) Marino Calgary, Alberta Canada	President & Chief Executive Officer

Since March 1, 2016, President and Chief Executive Officer

March 2014 – March 1, 2016, President and Chief Operating Officer of Vermilion

June 2012 – March 2014, Executive Vice President and Chief Operating Officer of Vermilion

2009 to 2012, Director, President & CEO, Baytex Energy Corporation, a public oil and gas company

John D. Donovan Calgary, Alberta Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta Canada	Executive Vice President & Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
Mona Jasinski Calgary, Alberta Canada	Executive Vice President People & Culture	Since February 2015, Executive Vice President, People and Culture 2011 to 2015, Executive Vice President People of Vermilion 2009 to 2011, Vice President People of Vermilion
Anthony (Dion) Hatcher Calgary, Alberta Canada	Vice President Canada Business Unit

Since March 1, 2016, Vice President Canada Business Unit

May 1, 2014 to March 1, 2016, Director Alberta Foothills – Canada Business Unit

February 2013 to May 2014, Cardium / LRG Development Manager

January 2010 to February 2013 – Cardium Development Manager

Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion 1998 to 2012, Canadian Supply and Trading Manager, Marathon Petroleum Corp.
Michael Kaluza Calgary, Alberta Canada	Executive Vice President & Chief Operating Officer

Since March 1, 2016, Executive Vice President and Chief Operating Officer

May 2014 – March 1, 2016, Vice President, Canada Business Unit of Vermilion

2013 to 2014, Director Canadian Business Unit of Vermilion

2012 to 2013, Vice President, Corporate Development and Planning, Baytex Energy Corporation, a public oil and gas company

2011 to 2012, Vice President, Planning, Baytex Energy Corporation, a public oil and gas company

2006 to 2011, Chief Operating Officer, Delphi Energy Corp., a public oil and gas company

Gerard Schut Den Haag The Netherlands	Vice President European Operations

Since July 2012, Vice President European Operations of Vermilion

August 2006 to May 2012, General Manager, Chevron Exploration and Production Netherlands, a subsidiary of Chevron Corporation, a public oil and gas company

Robert J. Engbloom, Q.C. Calgary, Alberta Canada	Corporate Secretary

Since January 2015, senior partner with Norton Rose Fulbright Canada LLP, a law firm

2012 to 2014, partner with and Deputy Chair of Norton Rose Fulbright Canada LLP, a law firm

1999 to 2011, partner with Macleod Dixon LLP, a law firm

Common Shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Cash Dividends

The Company expects to pay dividends on a monthly basis. All decisions with respect to the declaration of dividends on the common shares will be made by the board on the basis of the Company's net earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by the Company, crude oil and natural gas prices and access to capital markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

Record of Cash Dividends

The following table sets forth the amount of cash distributions per Unit for the specified periods declared by the Trust since the completion of the 2003 Arrangement on January 22, 2003 and the cash dividends per common share for the specified periods declared by the Company since the completion of the Conversion Arrangement on September 1, 2010. Dividends are generally paid on the 15th day of the month following the month of declaration. Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month. From the January 15, 2008 payment date and onwards, Vermilion paid distributions of $0.19 per Trust Unit and dividends of $0.19 per common share, in each case per month (as applicable). In January 2013, Vermilion increased its dividend to $0.20 per common share effective for the January 2013 dividend paid on February 15, 2013. In November 2013, Vermilion announced that its board had approved a 7.5% increase in the monthly dividend to $0.215 per common share per month effective for the January 2014 dividend paid on February 18, 2014. The monthly dividend was maintained at $0.215 per common share per month throughout 2015.

Period	Distribution Amount for Period per Trust Unit
As Vermilion Energy Trust
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to September (1)	$1.71
Period	Dividend Amount for Period per Common Share
As Vermilion Energy Inc.
2010 – September to December (1)	$0.57
2011 – January to December	$2.28
2012 – January to December	$2.28
2013 – January to December	$2.40
2014 – January to December	$2.57
2015 – January to December	$2.58
2016 – January to February	$0.43
Total cash dividends since January 22, 2003	$29.43

Note:

(1)	Total cash dividends paid out in 2010 by Vermilion and the Trust to a holder of a common share who was a former holder of a Trust Unit equals $2.28.

Premium Dividend™ and Dividend Reinvestment Plan

Under the Premium Dividend™ and Dividend Reinvestment Plan (the “Plan”), Eligible Shareholders who elect to participate in the Dividend Reinvestment Component can continue to reinvest their dividends in common shares at an effective 3% discount to the Average Market Price (with no broker commissions or trading costs), similar to our previous Dividend Reinvestment Plan (Vermilion’s Amended and Restated Dividend Reinvestment Plan dated effective September 1, 2010 as amended effective February 27, 2014 (the “Previous DRIP”).

With the addition of the Premium Dividend™ Component, Eligible Shareholders will also have the option to reinvest their dividends in common shares which will be exchanged for a premium cash payment equal to 101.5% of the reinvested dividends.  Under the Premium Dividend™ Component, shares will be issued at a 3.5% discount to the Average Market Price.  The shares will be presold at prevailing market prices by the Plan Broker (Canaccord Genuity Corporation), who will then provide participating Shareholders with a premium cash payment equal to 101.5% of their dividends, while the Plan Broker retains the balance of the discount as its fee.

Eligible Shareholders are not required to participate in the Plan.  Eligible Shareholders who have not elected to participate in the Plan will continue to receive their regular cash dividends in the usual manner.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

The total cost of equity issuance to Vermilion under the Dividend Reinvestment Component and the Premium Dividend™ Component of the Plan will be 3% and 3.5%, respectively.  The Premium Dividend™ Component, when combined with the Dividend Reinvestment Component, is expected to increase our access to the lowest cost sources of equity capital available.  While the Premium Dividend™ is expected to result in a modest amount of equity issuance (estimated to be less than 2% of shares outstanding in 2015), we believe it represents the most prudent approach to preserving near-term balance sheet strength. We expect the Premium Dividend™ to reduce cash dividends by approximately $89 million during 2016.  We view implementation of a Premium Dividend™ as a short term measure to maintain our financial strength. Both components of our program can be suspended or prorated at the company’s discretion, offering considerable flexibility.  We will actively monitor our ongoing needs and manage our continued use of each component as circumstances dictate.

The amended Dividend Record Dates are published and available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “Dividends”) and will be included in the applicable news release announcing the approval and declaration of any future dividend payments by Vermilion’s Board of Directors.

Each component of the Plan, which is explained in greater detail in the complete Plan document available on Vermilion’s corporate website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”), is subject to eligibility restrictions, applicable withholding taxes, prorating as provided for in the Plan, and other limitations on the availability of common shares to be issued or purchased in certain events. Only Canadian-resident Shareholders may participate in the Premium DividendTM Component of the Plan. The Dividend Reinvestment Component of the Plan is available to Canadian residents and non-U.S. resident foreign Shareholders who meet certain eligibility criteria as set forth in the complete Plan. U.S. resident Shareholders are not currently permitted to participate in either component of the Plan.  This is due to the requirement, under U.S. securities regulations, to maintain a continuous shelf registration for issuance of new equity to U.S. Shareholders.  At this time, Vermilion has not put in place the required shelf registration due to the  high cost of establishing and maintaining such a shelf registration.  We will continue to monitor the relative cost-benefit of such a registration as we go forward.

In order to participate in either the Premium Dividend™ Component or the Dividend Reinvestment Component, an Eligible Shareholder must enroll, or be deemed to have enrolled (in the case of the Dividend Reinvestment Component), in the Plan at least five business days prior to the relevant Dividend Record Date directly (in the case of registered Shareholders) or indirectly through the broker, investment dealer, financial institution or other nominee who holds common shares on the Eligible Shareholder's behalf.

A registered Eligible Shareholder who was enrolled in the Previous DRIP will automatically be deemed to be a participant in the Dividend Reinvestment Component of the Plan, without any further action on their part. A beneficial owner of common shares (i.e., a holder of common shares that are not registered in the beneficial owner's name but are instead held through a broker, investment dealer, financial institution or other nominee) who was validly enrolled, through the nominee holder, in the Previous DRIP should contact such nominee holder to confirm continued participation in the Dividend Reinvestment Component of the Plan.

For more information on the Plan, defined meanings for capitalized terms above, eligibility restrictions and enrollment information among other details of the Plan, please refer to the complete copy of the Plan as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”).

Eligible Shareholders may, after electing to participate in the Plan, terminate their participation by written notice to the Plan Agent. That notice, if received by the Plan Agent no later than five (5) business days prior to a Dividend Record Date, will have effect for the dividend to be made on the following Dividend Payment Date. Thereafter, dividends to those Shareholders will be in cash. The Company may amend, suspend or terminate the Plan at any time upon not less than 30 days prior written notice (sent by mail to Plan participants at the most recent address), provided that any amendment to the Plan must be approved by the TSX and no amendment, modification or suspension shall have retroactive effect if it would prejudice the interests of the participants. The Company is not required to issue common shares into any jurisdiction where the issuance would be contrary to applicable laws.

TM denotes trademark of Canaccord Genuity Capital Corporation.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Shareholder Rights Plan

A unitholder Rights Plan was first implemented in 2003 in conjunction with the 2003 Arrangement. At each of the annual and special meetings of holders of Trust Units held in 2006 and 2009, the unitholders Rights Plan was renewed and approved by holders of the Trust Units. In conjunction with the Conversion Arrangement, the Rights Plan for the Company was approved. In 2013, Shareholders approved the amendment and restatement of the Rights Plan and ratified the continuation of the Shareholder Rights Plan Agreement for another three years. The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)	make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire common shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any takeover bid for outstanding common shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The board of directors did not adopt the Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the common shares of the Company.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Shareholders of the Company in 2016 unless the continuation of the Shareholder Rights Plan Agreement for another three years is ratified by resolution of Shareholders.

As of the date of this annual information form Vermilion is evaluating amendments announced February 25, 2016 to the Canadian regime governing the conduct of take-over bids and the impact on the Rights Plan. Provided all necessary approvals are obtained, the Canadian Securities Administrators expect the take-over bid regime amendments will come into force on May 9, 2016. Further information with respect to the Rights Plan will be set forth in the management proxy circular of the Company for the annual meeting of Shareholders to be held on May 6, 2016, including any recommendations for the continuation (or continuation and amendment) of the Rights Plan beyond the termination of the annual meeting of Shareholders in May, 2016. Vermilion expects the 2016 annual meeting management proxy circular will be mailed and filed on the Company’s SEDAR (www.sedar.com) profile by mid-April, 2016.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the Shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)	the takeover bid contains a provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and have previously been or are taken up at the same time;

(d)	the takeover bid contains a provision that unless the takeover bid is withdrawn, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)	the takeover bid contains a provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will be extended to remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid and 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Joseph F. Killi (Chair)	Yes	Yes	Mr. Killi holds a Bachelor of Science degree in Biochemistry from Loyola Collage, a Bachelor of Commerce degree from Concordia University and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting. Mr. Killi has an understanding of the accounting principles used by the Company as well as the implications of those accounting principles on the Company's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.
Claudio A. Ghersinich	Yes	Yes	Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba. Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.
Kevin J. Reinhart	Yes	Yes	Mr. Reinhart holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax. He earned his Chartered Accountant designation in 1985 and is a member of Institute of Chartered Accountants of Alberta. Mr. Reinhart brings 32 years of combined experience in the oil and gas industry and financial services sector, with an extensive background in leadership, strategy and growth, finance, international activities, exploration, sustainability, corporate relations and marketing. In 2012, Mr. Reinhart was named interim President and CEO as well as director of Nexen Inc. Following the sale of Nexen Inc. in 2013, he was promoted to the role of President and CEO (for Nexen Energy, a CNOOC Limited Company), a position he held up until his retirement in 2014. Prior to 2012, Mr. Reinhart had held the roles of Executive Vice President and CFO (2009-2012) and Senior Vice President, Corporate Planning and Business Development (2002-2009). Prior to 2002, Mr. Reinhart served in various capacities as a member of Nexen’s executive management team including Controller, Director of Risk Management and Treasurer. From 2005 to 2011, Mr. Reinhart served as a director of Canexus Ltd.
Catherine L. Williams	Yes	Yes	Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Masters in Business Administration from the Queen’s University. Ms. Williams brings 31 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management. Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2010) and Chairs their Human Resources and Compensation Committee. She was a Board member of Alberta Investment Management Corporation from 2009 to 2014 and Tim Hortons Inc. from 2009 to 2012. From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).

External Audit Service Fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee. During the years ended December 31, 2015 and 2014, Deloitte LLP, the auditors of the Company, received the following fees from the Company:

Item	2015	2014
Audit fees (1)	$1,560,759	$1,582,647
Audit-related fees (2)	$80,698	$162,000
Tax fees (3)	$55,020	$69,300

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2015 and 2014.
(2)	Audit-related fees consist of fees for the review of the quarterly financial statements, services provided in connection with statutory and regulatory filings or engagements and fees for review services. Fees also may include services related to review of accounting research and accounting publications.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding common shares of the Company are listed and posted for trading on the TSX and the NYSE under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2015	High	Low	Close	Volume
January	$59.02	$45.66	$55.97	8,638,252
February	$62.80	$53.00	$56.22	8,734,800
March	$56.80	$52.64	$53.25	6,869,845
April	$59.74	$53.14	$58.08	8,647,133
May	$58.27	$52.03	$53.37	5,905,150
June	$56.65	$51.56	$53.95	6,349,618
July	$54.04	$41.61	$44.00	8,331,551
August	$47.91	$37.55	$45.58	8,839,000
September	$45.41	$40.18	$42.97	6,923,709
October	$49.94	$41.26	$46.01	8,341,476
November	$48.83	$38.35	$39.99	9,443,837
December	$40.99	$32.57	$37.61	10,401,924
2016	High	Low	Close	Volume
January	$38.18	$29.71	$37.46	10,885,419
February	$37.80	$31.56	$36.80	8,931,986

Awards (entitling the holder thereof to receive common shares) have been issued under the Vermilion Incentive Plan. See the note regarding equity compensation plans in Vermilion's annual financial statements for further details regarding the amount and value of such awards.

CREDIT RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and operations. Specifically, credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings.  A reduction in the current rating on the Company's debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The Senior Unsecured Notes had a rating of BB (low)/Stable trend from DBRS Limited ("DBRS") and BB-/stable outlook from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("S&P").  On February 10, 2016 the Senior Unsecured Notes were fully repaid in accordance with the terms of the indenture and accordingly the ratings have been discontinued as of that date.

DBRS rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". All rating categories other than AAA and D also contain subcategories "(high)" and "(low)".  The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category.  A rating of "BB" is characterized by DBRS to be speculative, non-investment-grade credit quality.  The capacity for the payment of financial obligations is uncertain and vulnerable to future events.  The "BB" category is the fifth highest of the ten available categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.  An obligation rated "BB" is characterized as less vulnerable to nonpayment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.  The "BB" category is the fifth highest of the ten available categories.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Vermilion Rating

DBRS Limited has provided a corporate credit rating of Vermilion of “BB (low”) with a stable trend.  A rating of “BB” is characterized by DBRS Limited to be speculative, non-investment-grade credit quality.  The capacity for the payment of financial obligations is uncertain and vulnerable to future events.

S&P has assigned a corporate credit rating of Vermilion of “BB-” with a stable outlook.  An obligor rated “BB” is characterized by S&P as less vulnerable in the near term than other lower-rated obligors.  However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.  The plus (+) or minus (-) modifiers indicate the relative standing within the assigned category.  In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2015, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

The Company is not party to any significant legal proceedings as of March 4, 2016.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities. Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves and future net revenues to be derived therefrom, including many factors beyond the Company's control. The reserve and future net revenue information set forth in this annual information form represents estimates only. The reserves and estimated future net cash flow from the Company's properties have been independently evaluated by GLJ with an effective date of December 31, 2015. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Company's control. Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience. Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Uncertainty of Contingent Resource Estimates

Information regarding quantities of contingent resources included in the Appendix to this Annual Information Form are estimates only. References to “contingent resources” do not constitute, and should be distinguished from, references to “reserves”. The same uncertainties inherent in estimating quantities of reserves apply to estimating quantities of contingent resources. In addition, there are contingencies that prevent resources from being classified as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Actual results may vary significantly from these estimates and such variances could be material.

Volatility of Oil and Natural Gas Prices

The Company's operational results and financial condition are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any prolonged decline in oil and natural gas prices could have an adverse effect on Vermilion's cash flow which could have the effect of decreasing dividends.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Company operates, will not be changed in a manner which adversely affects the Company.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

The Governments of Alberta and Saskatchewan receive royalties on production of natural resources from lands in which they own the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's net earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt or impair Vermilion’s ability to declare dividends. Any material increase in royalties would also significantly reduce the value of the Company's associated assets.

The Government of Alberta released its Royalty Review Advisory Panel Report on January 29, 2016 ("RRAP"). The RRAP recommends new rules coming into effect in 2017. These highlights include providing royalty incentives for the efficient development of conventional crude oil, natural gas, and NGL resources, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the royalty program's implementation date, the replacement of royalty credits/holidays on conventional wells by a revenue minus cost framework with a post-payout royalty rate based on commodity prices, the reduction of royalty rates for mature wells, and a neutral internal rate of return for any given play compared to the current royalty framework. The RRAP recommended modernization of Alberta’s conventional oil and gas royalty regime, but did not provide detail. The Government of Alberta has accepted the recommendations set out in the RRAP and is expected to adopt those recommendations in spring 2016. It is not anticipated that the new rules will materially impact Vermilion’s financial condition; however, the extent and magnitude of any adverse impacts shall be determined once details on the new rules are released.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments in Canada, France, Germany, the Netherlands, Australia, Ireland, and the United States. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to regulators and third parties. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. There can be no assurance that the Company will be able to satisfy its actual future environmental and reclamation obligations.

Vermilion expects to incur abandonment and reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2015, expenditures beyond normal compliance with environmental regulations were considered to be in the ordinary course of business. Vermilion does not anticipate material expenditures beyond amounts paid in respect of normal compliance with environmental regulations in 2016.

The Government of Alberta released its Climate Leadership Plan which will impact all consumers and businesses that contribute to carbon emissions in Alberta. This plan includes imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, the phase-out of coal-fired power generation by 2030, a cap on oil sands emissions production of 100 megatonnes, and a 45 per cent reduction in methane emissions by the oil and gas sector by 2025. Vermilion expects the Climate Leadership Plan to increase the cost of operating its properties located in Alberta and is currently evaluating the expected impact of this plan on its results of operations.

Vermilion was named to the CDP Climate Disclosure Leadership Index (“CDLI”), recognizing the depth and quality of our climate-related disclosure as compared to the 200 largest companies listed on the TSX. CDP (formerly Carbon Disclosure Project), is a global, not-for-profit organization that manages the world’s only global environmental disclosure system. To be named to the CDLI, a company must have a disclosure score within the top 10% of surveyed companies. Vermilion has voluntarily reported to CDP since 2012. We believe that by measuring and understanding our current environmental profile, we can direct our business strategy to operate in an even more environmentally and socially sustainable manner in the future.

Kyoto Protocol

Australia, Canada, France, Ireland, Germany and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and have all ratified the Kyoto Protocol established thereunder. Australia, France, Ireland, Germany and the Netherlands, as Annex B parties to the Kyoto Protocol, and Ireland, France, Germany and Netherlands as members of the European Union, are required to reduce their nation-wide emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Canada formally withdrew from the Kyoto Protocol in 2012. The Canadian federal government has indicated an intention to regulate the emissions of greenhouse gases from a range of industries and has stated that it will work with the provinces to develop a portfolio of policies to reduce the greenhouse gas emissions intensity of industrial facilities (the "Federal Plan"). At present, the status of the Federal Plan with respect to the oil and gas industry is unclear. The Canadian federal government has repeatedly stated that it intends to align Canada's greenhouse gas emissions reduction policies with those of the United States. As such, it is unclear when, or in what form, the Federal Plan will be implemented or what impact it may have on Vermilion.

Vermilion's exploration and production facilities and other operations and activities in North America, Europe and Australia will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. As such, Vermilion continues to evaluate and monitor regulatory initiatives and overall trends so that it is aware of potential developments that could affect its business and operations.  It is possible that future international, national, provincial or state emissions reduction requirements in jurisdictions that Vermilion operates in may require further reductions of emissions or emissions intensity. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in North America, Europe and Australia.

Discretionary Nature of Dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the board of directors of the Company and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends. Depending on these and other factors considered relevant to the declaration and payment of dividends by the board of directors and management of the Company (some or all of which may be beyond the control of the board of directors and management of the Company), the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of common shares.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations. Ultimately, this may result in lower levels of cash flow for the Company.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Changes in Income Tax Laws

Income tax laws and administrative policies may be changed in a manner which adversely affects the Company and/or Shareholders.

Depletion of Reserves

The Company has certain unique attributes which differentiate it from other oil and gas industry participants. Dividends paid from cash flow generated in respect of properties, absent commodity price increases or cost effective acquisition and development activities, may decline over time in a manner consistent with declining production from typical crude oil, natural gas and natural gas liquids reserves. Accordingly, absent capital expenditures or acquisitions of additional crude oil and natural gas properties, Vermilion's current production levels and reserves will decline.

Vermilion's future crude oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Company from time to time will vary dependent upon a number of factors beyond the control of management, including crude oil and natural gas prices. The trading prices of the common shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Company's assets.

Volatility of Market Price of Common Shares

The market price of the common shares may be volatile. The volatility may affect the ability of Shareholders to sell the common shares at an advantageous price. Market price fluctuations in the common shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this annual information form. In addition, the market price for securities in the stock markets, including the TSX and NYSE, has experienced significant price and trading fluctuations in recent years. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the common shares.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, potentially impacting dividends to Shareholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Company of fewer Canadian dollars for its production which may affect future dividends. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to currency exchange rate risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future dividends and the future value of the Company's reserves as determined by independent evaluators.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate.

Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact cash flow.

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion may, from time to time, complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all. Any failure to obtain financing may have a material adverse effect on Vermilion's business, and dividends to Shareholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional common shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its crude oil and natural gas reserves will be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which are in competition to the interests of Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Accounting Adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the common share price.

Lower crude oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments. Under IFRS, PNG depletion units are aggregated into groups known as CGUs for impairment testing.  CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount. While these impairment losses would not affect cash flow, the charge to net earnings could be viewed unfavourably in the market.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Market Accessibility

A decline in Vermilion’s ability to market crude oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce dividends to its Shareholders and the trading price of the common shares.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of crude oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market crude oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce dividends to Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2015.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX A

CONTINGENT RESOURCES

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent resources across all of the Company’s key operating regions with an effective date of December 31, 2015 (the "GLJ Resources Assessment"). All contingent resources evaluated in the GLJ Resources Assessment were deemed economic at the effective date of December 31, 2015.

A range of contingent resources estimates (low, best and high) were prepared by GLJ. See notes 6 to 8 of the tables below for a description of low estimate, best estimate and high estimate.

The GLJ Resources Assessment estimated contingent resources of 95.1 million boe (low estimate) to 254.7 million boe (high estimate), with a best estimate of 160.7 million boe. Contingent resources are in addition to reserves estimated in the GLJ Report.

An estimate of risked net present value of future net revenue of contingent resources is preliminary in nature and is provided to assist the reader in reaching an opinion on the merit and likelihood of the company proceeding with the required investment. It includes contingent resources that are considered too uncertain with respect to the chance of development to be classified as reserves. There is uncertainty that the risked net present value of future net revenue will be realized.

Summary information regarding contingent resources and net present value of future net revenues from contingent resources are set forth below and are derived, in each case, from the GLJ Resources Assessment. The GLJ Resources Assessment was prepared in accordance with COGEH and NI-51-101 by GLJ, an independent qualified reserve evaluator.

Summary of Risked Oil and Gas Contingent Resources as at December 31, 2015 (1) (2) - Forecast Prices and Costs (3) (4)

												Unrisked
	Light Crude Oil &		Conventional		Coal Bed		Natural Gas		Oil			Oil
Resources	Medium Crude Oil		Natural Gas		Methane		Liquids		Equivalent			Equivalent
Project											Chance
Maturity	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	of Dev.	Gross	Net
Sub-Class	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(%) (9)	(Mbbl)	(Mbbl)
Contingent (1C) - Low Estimate
Development Pending
Australia(10)	-	-	-	-	-	-	-	-	-	-	-	-	-
Canada(11)	15,733	11,470	216,245	186,486	3,537	3,360	15,457	11,988	67,820	55,099	81.5%	83,218	67,516
France(12)	12,604	11,853	1,020	1,020	-	-	-	-	12,774	12,023	87.8%	14,542	13,687
Germany	-	-	-	-	-	-	-	-	-	-	-	-	-
Ireland(13)	-	-	4,475	4,475	-	-	-	-	746	746	70.0%	1,065	1,065
Netherlands(14)	-	-	215	215	-	-	-	-	36	36	60.0%	60	60
USA(15)	10,099	8,314	11,178	9,202	-	-	1,782	1,467	13,744	11,315	90.0%	15,272	12,571
Total	38,436	31,637	233,133	201,398	3,537	3,360	17,239	13,455	95,120	79,219	83.3%	114,157	94,899
Contingent (2C) - Best Estimate
Development Pending
Australia(10)	3,000	3,000	-	-	-	-	-	-	3,000	3,000	80.0%	3,750	3,750
Canada(11)	24,685	17,637	361,733	312,655	6,445	6,009	24,018	18,485	110,066	89,233	79.8%	138,003	111,976
France(12)	25,611	24,007	1,300	1,300	-	-	-	-	25,828	24,224	85.7%	30,138	28,255
Germany	-	-	-	-	-	-	-	-	-	-	-	-	-
Ireland(13)	-	-	6,859	6,859	-	-	-	-	1,143	1,143	70.0%	1,633	1,633
Netherlands(14)	-	-	4,739	4,739	-	-	3	3	793	793	60.0%	1,321	1,321
USA(15)	14,470	11,912	16,449	13,540	-	-	2,622	2,159	19,834	16,328	90.0%	22,038	18,141
Total	67,766	56,556	391,080	339,093	6,445	6,009	26,643	20,647	160,664	134,721	81.6%	196,883	165,076
Contingent (3C) - High Estimate
Development Pending
Australia(10)	4,040	4,040	-	-	-	-	-	-	4,040	4,040	80.0%	5,050	5,050
Canada(11)	51,590	36,716	537,685	461,047	8,843	8,270	34,482	25,750	177,160	140,686	78.6%	225,319	179,007
France(12)	41,455	38,784	1,670	1,670	-	-	-	-	41,733	39,062	85.0%	49,114	45,950
Germany	-	-	-	-	-	-	-	-	-	-	-	-	-
Ireland(13)	-	-	10,671	10,671	-	-	-	-	1,779	1,779	70.0%	2,541	2,541
Netherlands(14)	-	-	9,294	9,294	-	-	6	6	1,555	1,555	60.0%	2,592	2,592
USA(15)	20,592	16,951	23,987	19,746	-	-	3,824	3,148	28,414	23,390	90.0%	31,571	25,988
Total	117,677	96,491	583,307	502,428	8,843	8,270	38,312	28,904	254,681	210,512	80.5%	316,187	261,128

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

Summary of Risked Net Present Value of Future Net Revenues as at December 31, 2015 - Forecast Prices and Costs (3)

Resources Project
Maturity Sub-Class	Before Income Taxes, Discounted at (5)					After Income Taxes, Discounted at (5)
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Contingent (1C) -Low Estimate (6)
Development Pending
Australia	-	-	-	-	-	-	-	-	-	-
Canada	1,263,475	696,994	404,377	244,496	152,795	917,336	485,559	266,767	150,423	85,918
France	764,172	412,773	234,791	138,408	83,554	500,593	255,152	135,124	72,474	38,285
Germany	-	-	-	-	-	-	-	-	-	-
Ireland	10,759	6,832	3,908	1,827	388	10,759	6,832	3,908	1,827	388
Netherlands	321	288	235	183	139	(111)	(31)	(4)	1	(1)
USA	402,480	183,006	86,860	41,587	19,010	257,913	112,016	47,760	18,068	3,877
Total	2,441,207	1,299,893	730,171	426,501	255,886	1,686,490	859,528	453,555	242,793	128,467
Contingent (2C) -Best Estimate (7)
Development Pending
Australia	112,493	76,004	51,782	35,416	24,186	8,804	(933)	(6,457)	(9,465)	(10,961)
Canada	2,320,917	1,231,251	711,661	438,235	283,381	1,690,519	869,129	482,208	282,696	172,627
France	1,596,937	861,198	493,517	295,075	181,775	1,046,955	534,621	286,991	157,949	87,111
Germany	-	-	-	-	-	-	-	-	-	-
Ireland	34,337	24,293	16,560	11,029	7,171	25,752	18,634	12,872	8,618	5,581
Netherlands	17,580	12,005	8,041	5,233	3,236	8,618	5,315	2,916	1,218	28
USA	761,511	347,466	175,611	95,123	53,819	490,733	219,043	105,532	52,935	26,574
Total	4,843,775	2,552,217	1,457,172	880,111	553,568	3,271,381	1,645,809	884,062	493,951	280,960
Contingent (3C) -High Estimate (8)
Development Pending
Australia	213,428	151,220	109,414	80,640	60,405	40,896	22,363	11,003	3,988	(347)
Canada	4,528,849	2,254,759	1,249,423	745,486	469,386	3,301,748	1,601,403	857,791	491,549	295,260
France	2,789,003	1,489,072	858,593	521,966	329,664	1,828,488	934,880	512,726	293,550	172,056
Germany	-	-	-	-	-	-	-	-	-	-
Ireland	73,725	48,565	32,219	21,620	14,641	55,100	36,396	24,132	16,127	10,830
Netherlands	54,851	37,676	26,539	19,104	13,995	29,079	19,328	12,926	8,658	5,754
USA	1,306,063	569,626	289,610	162,255	96,886	844,550	363,515	179,660	96,592	54,589
Total	8,965,919	4,550,918	2,565,798	1,551,071	984,977	6,099,861	2,977,885	1,598,238	910,464	538,142

Notes:

(1)	The contingent resource assessments were prepared by GLJ in accordance with the definitions, standards and procedures contained in the COGEH and NI 51-101. Contingent resource is defined in the COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated, as at a given date, and that the resources can be profitably produced in the future. The risked net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.
(2)	GLJ prepared the estimates of contingent resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.
(3)	The forecast price and cost assumptions utilized in the year-end 2015 reserves report were also utilized by GLJ in preparing the contingent resource assessments. See ”GLJ December 31, 2015 Forecast Prices” in Vermilion’s Annual Information Form for the year ended December 31, 2015.
(4)	"Gross” Contingent Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net” Contingent Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Contingent Resources.
(5)	The risked net present value of future net revenue attributable to the contingent resources does not necessarily represent the fair market value of the contingent resources. Estimated abandonment and reclamation costs have been included in the evaluation.
(6)	This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
(7)	This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
(8)	This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

(9)	The Chance of Development (CoDev) is the estimated probability that, once discovered, a known accumulation will be commercially developed. Five factors have been considered in determining the CoDev as follows:

•	CoDev = Ps (Economic Factor) × Ps (Technology Factor) × Ps (Development Plan Factor) ×Ps (Development Timeframe Factor) × Ps (Other Contingency Factor) wherein
•	Ps is the probability of success
•	Economic Factor – For reserves to be assessed, a project must be economic. With respect to contingent resources, this factor captures uncertainty in the assessment of economic status principally due to uncertainty in cost estimates and marketing options. Economic viability uncertainty due to technology is more aptly captured with the Technology Factor. The Economic Factor will be 1 for reserves and will often be 1 for development pending and for projects with a development study or pre-development study with a robust rate of return. A robust rate of return means that the project retains economic status with variation in costs and/or marketing plans over the expected range of outcomes for these variables.
•	Technology Factor - For reserves to be assessed, a project must utilize established technology. With respect to contingent resources, this factor captures the uncertainty in the viability of the proposed technology for the subject reservoir, namely, the uncertainty associated with technology under development. By definition, technology under development is a recovery process or process improvement that has been determined to be technically viable via field test and is being field tested further to determine its economic viability in the subject reservoir. The Technology Factor will be 1 for reserves and for established technology. For technology under development, this factor will consider different risks associated with technologies being developed at the scale of the well versus the scale of a project and technologies which are being modified or extended for the subject reservoir versus new emerging technologies which have not previously been applied in any commercial application. The risk assessment will also consider the quality and sufficiency of the test data available, the ability to reliably scale such data and the ability to extrapolate results in time.
•	Development Plan Factor – For reserves to be assessed, a project must have a detailed development plan. With respect to contingent resources, this factor captures the uncertainty in the project evaluation scenario. The Development Plan Factor will be 1 for reserves and high, approaching 1, for development pending projects. This factor will consider development plan detail variations including the degree of delineation, reservoir specific development and operating strategy detail (technology decision, well layouts (spacing and pad locations), completion strategy, start-up strategy, water source and disposal, other infrastructure, facility design, marketing plans etc) and the quality of the cost estimates as provided by the developer.
•	Development Timeframe Factor – In the case of major projects, for reserves to be assessed, first major capital spending must be initiated within 5 years of the effective date. The Development Timeframe Factor will be 1 for reserves and will often be 1 for development pending provided the project is planned on-stream based on the same criteria used in the assessment of reserves. With respect to contingent resources, the factor will approach 1 for projects planned on-stream with a timeframe slightly longer than the limiting reserves criteria.
•	Other Contingency Factor – For reserves to be assessed, all contingencies must be eliminated. With respect to contingent resources, this factor captures major contingencies, usually beyond the control of the operator, other than those captured by economic status, technology status, project evaluation scenario status and the development timeframe. The Other Contingency Factor will be 1 for reserves and for development pending and less than 1 for on hold. Provided all contingencies have been identified and their resolution is reasonably certain, this factor would also be 1 for development unclarified.
•	These factors may be inter-related (dependent) and care has been taken to ensure that risks are appropriately accounted.

(10)	Contingent resources for Australia have been estimated based on the continued drilling in our active core asset (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $171 MM and the expected timeline is between two and six years. The specific contingencies for these resources are Corporate Commitment and Development Timing.
(11)	Contingent resources for Canada have been estimated based on the continued drilling in our active core assets (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $1,234 MM and the expected timeline is between one and 10 years. The specific contingencies for these resources are Corporate Commitment and Development Timing.
(12)	Contingent resources for France have been estimated based on the continued drilling in our active core assets (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $542 MM and the expected timeline is between two and 10 years. The specific contingencies for these resources are Corporate Commitment and Development Timing.
(13)	Contingent resources for Ireland have been estimated based on the continued drilling in our active core asset (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $31 MM and the expected timeline is between three and four years. The specific contingencies for these resources are Corporate Commitment and Development Timing.
(14)	Contingent resources for Netherlands have been estimated based on the continued drilling in our active core assets (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $14 MM and the expected timeline is between two and 10 years. The specific contingencies for these resources are Corporate Commitment and Development Timing.
(15)	Contingent resources for USA have been estimated based on the continued drilling in our active core asset (see “Description of Properties” section of this AIF) using established recovery technologies. The estimated cost to bring these Contingent resources on commercial production is $278 MM and the expected timeline is between two and 10 years. The specific contingencies for these resources are Corporate Commitment and Development Timing.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX B

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

		Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	Effective Date of	(Country or Foreign	(before income taxes, 10% discount rate - M$)
Reserves Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	December 31, 2015	Australia	-	376,474	-	376,474
GLJ Petroleum Consultants	December 31, 2015	Canada	-	1,416,572	-	1,416,572
GLJ Petroleum Consultants	December 31, 2015	France	-	1,569,992	-	1,569,992
GLJ Petroleum Consultants	December 31, 2015	Germany	-	77,544	-	77,544
GLJ Petroleum Consultants	December 31, 2015	Ireland	-	666,013	-	666,013
GLJ Petroleum Consultants	December 31, 2015	Netherlands	-	280,337	-	280,337
GLJ Petroleum Consultants	December 31, 2015	USA	-	70,085	-	70,085
Total			-	4,457,018	-	4,457,018

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 8, 2016

“Jodi L. Anhorn” Jodi L. Anhorn, M.Sc., P.Eng. Executive Vice President & COO

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX B - PART 2

REPORT ON CONTINGENT RESOURCES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

OR AUDITOR (FORM 51-101F2)

To the board of directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company's contingent resources data as at December 31, 2015. The contingent resources data are risked estimates of volume of contingent resources and related risked net present value of future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2.	The contingent resources data are the responsibility of the Company's management. Our responsibility is to express an opinion on the contingent resources data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the contingent resources data are free of material misstatement. An evaluation also includes assessing whether the contingent resources data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following tables set forth the risked volume and risked net present value of future net revenue of contingent resources (before deduction of income taxes) attributed to contingent resources, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Company's statement prepared in accordance with Form 51-101F1 and identifies the respective portions of the contingent resources data that we have evaluated and reported on to the Company's board of directors:

			Location of		Net Present Value of Future Net
			Resources Other		Revenue (before income taxes,
	Independent		than Reserves	Risked	10% discount rate - M$)
	Qualified Reserves	Effective Date of	(Country or Foreign	Volume
Classification	Evaluator or Auditor	Evaluation Report	Geographic Area)	(Mboe)	Audited	Evaluated	Total
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	Australia	3,000	-	51,782	51,782
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	Canada	110,076	-	711,661	711,661
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	France	25,828	-	493,517	493,517
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	Ireland	1,143	-	16,560	16,560
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	Netherlands	793	-	8,041	8,041
Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	December 31, 2015	USA	19,834	-	175,611	175,611
Total				160,674	-	1,457,172	1,457,172

6.	In our opinion, the contingent resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the contingent resources data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the contingent resources data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 8, 2016

“Jodi L. Anhorn” Jodi L. Anhorn, M.Sc., P.Eng. Executive Vice President & COO

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX C

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2015.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

“Anthony Marino”
Anthony Marino, President & Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Lorenzo Donadeo”
Lorenzo Donadeo, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

March 4, 2016

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX D

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s accounting and financing reporting processes and the audit of the Company’s financial statements, including oversight of:

A.	the integrity of the Company’s financial statements;

B.	the Company’s compliance with legal and regulatory requirements;

C.	the independent auditors’ qualifications and independence;

D.	the financial information that will be provided to the Shareholders and others;

E.	the Company’s systems of disclosure controls and internal controls regarding finance, accounting, legal compliance and ethics, which management and the Board have established;

F.	the performance of the Company’s audit processes; and

G.	such other matters required by applicable laws and rules of any stock exchange on which the Company’s shares are listed for trading.

While the Committee has the responsibilities and powers set forth in its terms of reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with International Financial Reporting Standards and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Company is vested in management.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are “independent”[1] under the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading.

B.	All Committee members shall be "financially literate,"[2] and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading. The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

D.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

E.	The Company's auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the auditor's duties.

F.	The Committee may request any officer or employee of the Company, or the Company’s legal counsel, or any external or internal auditors to attend a meeting of the Committee to provide such pertinent information as the Committee requests or to meet with any members of, or consultants to the Committee. The Committee has the authority to communicate directly with the internal and external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or Shareholders.

G.	The Committee shall have the authority to select, retain, terminate and approve the fees and other retention terms of special independent legal counsel and other consultants or advisers to advise the Committee, as it deems necessary or appropriate, at the Company’s expense.

[1]	Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.
[2]	The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX D

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

H.	The Company shall provide for appropriate funding, as determined by the Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, (ii) compensation to any advisers employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.

I.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i)	review and recommend approval of the Company's annual financial statements, MD&A and earnings press release and report to the Board of Directors before the statements are approved by the Board of Directors;
ii)	review and recommend approval for release the Company's quarterly financial statements, MD&A and press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
iii)	satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and
iv)	review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review, and where appropriate, discuss:

v)	the appropriateness of critical accounting policies and financial reporting practices used by the Company;
vi)	major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Company and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;
vii)	analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Company and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;
viii)	any management letter or schedule of unadjusted differences provided by the external auditor and the Company’s response to that letter and other material written communication between the external auditor and management;
ix)	any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto;
x)	any new or pending developments in accounting and reporting standards that may affect the Company;
xi)	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Company and other financial disclosures;
xii)	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Company;
xiii)	the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Company and their impact on the reported financial results of the Company;
xiv)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;
xv)	any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements; and
xvi)	accounting, tax and financial aspects of the operations of the Company as the Committee considers appropriate.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX D
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

B.	Risk Management, Internal Control and Information Systems

The Committee will review and discuss with management, and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes the responsibility to:

i)	review the Company's risk management controls and policies with specific responsibility for Credit & Counterparty, Market & Financial, Political and Strategic & Repatriation risks;

ii)	obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through separate and periodic discussions with and reports from management, the internal auditor and external auditor; and

iii)	review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The external auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	review and recommend to the Board, for Shareholder approval, the appointment of the external auditor;
ii)	review and approve the annual external audit plan, including but not limited to the following:
a)	engagement letter between the external auditor and financial management of the Company;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	compensation and fees to be paid by the Company to the external auditor.
iii)	meet with the external auditor to discuss the Company's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;
iv)	maintain oversight of the external auditor's work and advise the Board, including but not limited to:
a)	the resolution of any disagreements between management and the external auditor regarding financial reporting;
b)	any significant accounting or financial reporting issue;
c)	the auditors' evaluation of the Company's system of internal controls, procedures and documentation;
d)	the post audit or management letter containing any findings or recommendation of the external auditor, including management's response thereto and the subsequent follow-up to any identified internal control weaknesses;
e)	any other matters the external auditor brings to the Committee's attention; and
f)	evaluate and assess the qualifications and performance of the external auditors for recommendation to the Board as to the appointment or reappointment of the external auditor to be proposed for approval by the Shareholders, and ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.
v)	review the auditor's report on all material subsidiaries;
vi)	review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Company and its affiliates in order to determine the external auditors' independence, including, without limitation:
a)	requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors, including a list of all relationships between the external auditor and the Company that may reasonably be thought to bear on the independence of the external auditors with respect to the Company;
b)	discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.
vii)	annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;
viii)	review and pre-approve any non-audit services to be provided to the Company or any affiliates by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit;
ix)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors; and
x)	meet periodically, and at least annually, with the external auditor without management present.

Vermilion Energy	Exhibit 99.1 - AIF for the year ended December 31, 2015

APPENDIX D

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

D.	Compliance

The Committee shall:

i)	Ensure that the external auditor's fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures adopted for pre-approving non-audit services by the external auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing the Company's governance disclosure by ensuring it has current and accurate information on:
a)	the independence of each Committee member relative to regulatory requirements for audit committees;
b)	the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and
c)	the education and experience of each Committee member relevant to his or her responsibilities as Committee member.
iv)	Disclose, if required, if the Company has relied upon any exemptions to the requirements for committees under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading.

E.	Other

The Committee shall:

i)	establish and periodically review procedures for:
a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Company, such as violations of the Code of Business Conduct and Ethics.
ii)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
iii)	review insurance coverage of significant business risks and uncertainties;
iv)	review material litigation and its impact on financial reporting;
v)	review policies and procedures for the review and approval of officers' expenses and perquisites;
vi)	review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Company;
vii)	review with external auditors any corporate transactions in which directors or officers of the Company have a personal interest; and
viii)	review the terms of reference for the Committee at least annually and otherwise as it deems appropriate, and recommend changes to the Board as required. The Committee shall evaluate its performance with reference to the terms of reference annually.

IV.	ACCOUNTABILITY

D.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial and other matters considered by the Committee relative to the Company.

E.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

71

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com